9 West 57th Street
New York, NY 10019-2714



Notice of 2024 Annual Meeting of Shareholders

AGENDA:

1 To elect the eleven directors named in this proxy statement;

2 To approve, on an advisory basis, the company's executive compensation;

3 To ratify the appointment of our independent auditors for 2024; and

4 To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

DATE:
Tuesday, May 14, 2024

TIME:
10:00 a.m. Central Time

PLACE:
Loews Arlington Hotel
888 Nolan Ryan Expressway,
Arlington, Texas 76011

RECORD DATE:
March 19, 2024

Shareholders of record at the close of business on March 19, 2024 are entitled to notice of and to vote at the meeting and any adjournment or postponement.

YOUR VOTE IS IMPORTANT. PLEASE VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET OR TELEPHONE, OR IF YOU RECEIVED A PAPER COPY OF THE PROXY MATERIALS, BY SIGNING, DATING AND RETURNING THE ACCOMPANYING PROXY CARD.

By order of the Board of Directors,

Marc A. Alpert

Senior Vice President, General Counsel and Secretary
April 3, 2024

Contents

Notice of 2024 Annual Meeting of Shareholders 1

Proxy Statement Summary 3

Proposal No. 1: Election of Directors 5

Director Nominating Process 5

Director Independence 6

Director Nominees 7

Board Governance Information 12

Corporate Governance 12

Board Leadership Structure 12

Board Committees 13

Executive Sessions of Independent Directors 14

Director Attendance at Meetings 14

Board Oversight of Risk Management 15

Share Ownership Guidelines for Directors 16

Director Compensation 16

Transactions with Related Persons 17

Stock Ownership 18

Principal Shareholders 18

Director and Officer Holdings 19

Proposal No. 2: Advisory Resolution to Approve Executive Compensation 21

Executive Compensation 22

Compensation Discussion and Analysis 22

Executive Summary 22

Compensation Governance 25

Compensation Program Structure and Process 25

2023 Compensation to Our Named Executive Officers 32

Other Considerations 35

Compensation Committee Report on Executive Compensation 36

Compensation Committee Interlocks and Insider Participation 36

2023 Executive Compensation Tables 37

2023 Summary Compensation Table 37

Compensation Plans 39

Pension Plans 42

Nonqualified Deferred Compensation 43

Pay Versus Performance 44

CEO Pay Ratio 46

Proposal No. 3: Ratification of the Appointment of Our Independent Auditors 47

Audit Fees and Services 47

Auditor Engagement Pre-Approval Policy 48

Audit Committee Report 49

Additional Information 50

Voting 50

Other Matters 52

Submissions of Nominations or Other Proposals for Our 2025 Annual Meeting 52

Communicating with Our Board 53

We are providing this Proxy Statement in connection with the solicitation by our Board of Directors (our "Board") of proxies to be voted at our 2024 Annual Meeting of Shareholders (our "Annual Meeting"), which will be held at the Loews Arlington Hotel, 888 Nolan Ryan Expressway, Arlington, Texas 76011, on Tuesday, May 14, 2024, at 10:00 a.m. Central Time.

Our mailing address is 9 West 57th Street, New York, New York 10019. Please note that throughout this Proxy Statement we refer to Loews Corporation as "we," "us," "our," "Loews" or the "company."

Information and reports on websites that we refer to in this Proxy Statement will not be deemed a part of, or otherwise incorporated by reference in, this Proxy Statement.

Proxy Statement Summary

Important Notice Regarding the Availability of Proxy Materials for our Annual Meeting.

This Proxy Statement, our 2023 Annual Report, including our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 6, 2024, and the proxy card are available at *www.loews.com/reports*.

AGENDA AND VOTING MATTERS

Proposal	Board Recommendation	Page Reference
Proposal 1: Elect the eleven directors listed below	**FOR**	5
Proposal 2: Approve, on an advisory basis, the company's executive compensation	**FOR**	21
Proposal 3: Ratify the appointment of the company's independent auditors for 2024	**FOR**	47

Transact such other business as may properly come before the meeting or any adjournment or postponement thereof

DIRECTOR NOMINEES

Name & Title	Age	Director Since	Audit	Compensation	Nominating & Governance	Executive
Ann E. Berman Retired Senior Advisor to the President, Harvard University	71	2006	■			
Charles D. Davidson Partner, Quantum Capital Group	74	2015			■	
Charles M. Diker Chairman, Diker Management, LLC	89	2003	■	■		
Paul J. Fribourg Chairman, President and CEO, Continental Grain Company Lead Independent Director	70	1997	■	■	■	
Walter L. Harris Former President and CEO, FOJP Service Corp. and Hospital Insurance Co.	72	2004	■	■		
Jonathan C. Locker President, Tiger Management	48	2023	■			
Susan P. Peters Retired Chief Human Resources Officer, General Electric Company	70	2018		■		
Andrew H. Tisch Co-Chairman of the Board and Chairman of the Executive Committee, Retired Member of the Office of the President, Loews Corporation	74	1985				■
James S. Tisch Office of the President, President and Chief Executive Officer, Loews Corporation	71	1986				■
Jonathan M. Tisch Office of the President, Co-Chairman of the Board, Loews Corporation; Executive Chairman, Loews Hotels & Co	70	1986				■
Anthony Welters Founder, Chairman and CEO, CINQ Care Inc.	69	2013			■	

Further information regarding our director nominees is included under the heading "Director Nominees" beginning on page 7.

CORPORATE GOVERNANCE HIGHLIGHTS

Our corporate governance framework reinforces our goal of building long-term value for shareholders.

Board Independence	▪ The Board has determined that all of our directors and nominees (other than James, Andrew and Jonathan Tisch) are independent under our independence standards and the New York Stock Exchange listing standards. ▪ Members of our Office of the President are our only management directors. ▪ Independent directors regularly hold executive sessions at Board meetings, which are chaired by our lead director.
Accountability to Shareholders	▪ All of our directors are elected annually. ▪ Our directors are elected by a majority voting standard in uncontested elections. ▪ Shareholders are invited to submit questions to our Chief Executive Officer and Chief Financial Officer in connection with our quarterly earnings releases.
Board Composition and Evaluation	▪ Our Board consists of directors with a diverse mix of skills, experience and backgrounds. ▪ Our Board and Board committees undertake robust annual self-evaluations.
Board Committees	▪ We have four Board committees — Audit, Compensation, Nominating and Governance, and Executive. ▪ Each of our Audit, Compensation and Nominating and Governance Committees is composed entirely of independent directors.
Leadership Structure	▪ We have a separate Chief Executive Officer and Co-Chairmen of the Board. ▪ Our lead director is fully independent and empowered with broadly defined authorities and responsibilities. Our lead director is also Chairman of our Nominating and Governance Committee, which is responsible for developing our corporate governance principles.
Risk Oversight	▪ Our Board is responsible for risk oversight. It regularly evaluates enterprise risk management and related policies and practices, and oversees management in its assessment and mitigation of risk.
Director and Officer Stock Ownership	▪ Our non-employee directors are required to own shares of our stock having a value of at least three times their annual cash retainer. ▪ Our executive officers and directors as a group own a substantial percentage of our outstanding common stock. ▪ We only have a single class of common stock, which directly aligns the interests of our executive officers and directors with those of our other shareholders. ▪ We have an anti-hedging and pledging policy for directors and executive officers.
Compensation Governance	▪ Our fully independent Compensation Committee oversees all aspects of our executive compensation program. ▪ We have an annual shareholder advisory vote to approve named executive officer compensation. ▪ We have a clawback policy that allows for the recoupment of incentive compensation. ▪ We do not maintain employment agreements or agreements to pay severance upon a change in control with any of our executive officers. ▪ We structure a large majority of our executive officers' compensation to be performance based.
Ethics and Corporate Responsibilities	▪ Our Code of Business Conduct and Ethics is disclosed on our website. ▪ We have an active and robust ethics and compliance program, which includes regular employee training.

Proposal No. 1: Election of Directors

Joseph L. Bower has informed us that he will retire from the Board as of our 2024 Annual Meeting. The Board would like to thank him for his years of distinguished service to Loews and the Board. The Board has determined to fix the number of directors constituting the full Board at eleven, as of the 2024 Annual Meeting. Accordingly, at the Annual Meeting, shareholders will vote to elect a Board of eleven directors to serve until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. It is the intention of the persons named in the accompanying form of proxy, unless you specify otherwise, to vote for the election of the nominees named below, each of whom is a current director. Our Board has no reason to believe that any of the persons named will be unable or unwilling to serve as a director and each has agreed to be nominated in this Proxy Statement.

If any nominee is unable or unwilling to serve, we anticipate that either:

- proxies will be voted for the election of a substitute nominee or nominees recommended by our Nominating and Governance Committee and approved by our Board; or

- our Board will adopt a resolution reducing the number of directors constituting our full Board.

Director Nominating Process

In evaluating potential director nominees for recommendation to our Board, our Nominating and Governance Committee seeks individuals with exceptional talent and ability and experience from a wide variety of backgrounds to provide a diverse spectrum of experience and expertise relevant to a diversified business enterprise such as ours.

> In identifying, evaluating and nominating individuals to serve as directors, our Board and its Nominating and Governance Committee do not rely on any preconceived diversity guidelines or rules. Rather, our Board and its Nominating and Governance Committee believe that Loews is best served by directors with a wide range of perspectives, professional experiences, skills and other individual qualities and attributes.

Although we have no minimum qualifications, a candidate should represent the interests of all shareholders, and not those of a special interest group, have a reputation for integrity and be willing to make a significant commitment to fulfilling the duties of a director.

Our Nominating and Governance Committee will screen and evaluate all recommended director nominees (including those validly proposed by shareholders) based on these criteria, as well as other relevant considerations. Further information regarding the process for a shareholder to recommend a director nominee can be found below under "Submissions of Nominations or Other Proposals for Our 2025 Annual Meeting" on page 52. Our Nominating and Governance Committee will retain full discretion in considering its nomination recommendations to our Board.

Director Independence

Our Board has determined that the following directors, constituting a majority of our directors, are independent under our independence standards and the listing standards of the New York Stock Exchange: Ann E. Berman, Joseph L. Bower, Charles D. Davidson, Charles M. Diker, Paul J. Fribourg, Walter L. Harris, Jonathan C. Locker, Susan P. Peters and Anthony Welters. We refer to these directors in this Proxy Statement as our "independent directors." Our Board considered all relevant facts and circumstances and applied the independence standards described below, which are consistent with New York Stock Exchange listing standards, in determining that none of our independent directors has any material relationship with us or our subsidiaries.

Our Board has established the following standards to determine director independence.

A director would not be considered independent if any of the following relationships exists:

- during the past three years the director has been an employee, or an immediate family member has been an executive officer, of Loews;

- the director or an immediate family member received, during any twelve-month period within the past three years, more than $120,000 in direct compensation from Loews, excluding director and committee fees, pension payments and certain forms of deferred compensation;

- the director is a current partner or employee or an immediate family member is a current partner of a firm that is Loews's internal or external auditor, an immediate family member is a current employee of such a firm and personally works on the company's audit or, within the last three years, the director or an immediate family member was a partner or employee of such a firm and personally worked on Loews's audit within that time;

- the director or an immediate family member has at any time during the past three years been employed as an executive officer of another company where any of Loews's present executive officers at the same time serves or served on that company's compensation committee; or

- the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Loews for property or services in an amount which, in any of the last three years, exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues.

In considering Mr. Davidson's independence, the Board noted that a subsidiary of our insurance subsidiary, CNA Financial Corporation ("CNA"), has invested in a private investment fund managed by Quantum Capital Group ("Quantum"), where Mr. Davidson is a partner. The CNA subsidiary pays certain fees to Quantum in respect of the investment, including performance fees. While no performance fees have been paid as of the date of this Proxy Statement, Mr. Davidson is expected to be allocated a portion of any future performance fees. Based on the projected returns from the investment and Mr. Davidson's nominal expected allocated percentage of any performance fees, the Board determined that this was not a material relationship.

Director Nominees

Information about each nominee for director and the nominee's age, principal occupation during the past five years and individual qualifications and attributes are set forth below. Unless otherwise noted in this Proxy Statement, no entity related to a nominee is affiliated with Loews.

Ann E. Berman

AGE:
71

DIRECTOR SINCE:
2006

Retired advisor to the President of Harvard University. Ms. Berman is also the Chair of the Board of Immuneering Corporation. Ms. Berman was a director of Renalytix plc from 2021 until 2022, Cantel Medical Corp. from 2011 until 2021 and Eaton Vance Corporation from 2006 until 2021.

EXPERIENCE: Ms. Berman's experience, including having served as Vice President of Finance and Chief Financial Officer of Harvard University, has provided her with a deep knowledge of the complex financial issues faced by large institutions such as Loews. In addition, her past service on the board of the Harvard Management Company, which oversees the management of Harvard's endowment, gives her extensive experience in dealing with large and diverse investment portfolios such as those maintained by Loews and its subsidiaries. This knowledge and experience are valuable to our Board and qualify her as an audit committee financial expert.

Charles D. Davidson

AGE:
74

DIRECTOR SINCE:
2015

Partner at Quantum Capital Group, a private equity fund specializing in investments in energy businesses. Mr. Davidson served as Chief Executive Officer of Noble Energy Inc., an independent producer of oil and natural gas, from 2000 through 2014, and was Chairman of the Board of Noble until his retirement in 2015. Mr. Davidson was also a director, from 2016, and Chairman of the Board, from 2018, of Jagged Peak Energy, Inc. until 2020.

EXPERIENCE: Mr. Davidson's extensive experience with oil and gas operations, as well as his management of a large, complex, multinational organization, give him knowledge and insights that are valuable to our Board, particularly in overseeing the business of our energy industry subsidiary, Boardwalk Pipelines Partners, LP ("Boardwalk Pipelines").

Charles M. Diker

AGE:
89

DIRECTOR SINCE:
2003

Chairman of Diker Management LLC, a registered investment adviser. Mr. Diker was a director, from 1985, and Chairman of the Board, from 1986, of Cantel Medical Corp. until 2021.

EXPERIENCE: Mr. Diker has had wide-ranging experience in the investment advisory field, as well as in the management or on the boards of several operating businesses. This combination of experiences as an investment professional and a key executive at operating companies is a valuable attribute Mr. Diker brings to our Board, particularly in light of Loews's varied investment and business interests.

Paul J. Fribourg

AGE:
70

DIRECTOR SINCE:
1997

Lead Director

Chairman of the Board and Chief Executive Officer of Continental Grain Company, an international agribusiness and investment company. Mr. Fribourg is also a director of Estee Lauder Companies, Inc. Mr. Fribourg was a director of Restaurant Brands International, Inc. from 2014 to 2023 and of Bunge Limited from 2018 until 2022.

EXPERIENCE: Mr. Fribourg has had extensive and practical hands-on experience as the Chief Executive Officer of Continental Grain Company, a major industrial company with broad international operations. This background gives Mr. Fribourg particular insight into many of the business decisions that come before our Board.

Walter L. Harris

AGE:
72

DIRECTOR SINCE:
2004

From 2014 until 2019, President and Chief Executive Officer of FOJP Service Corporation, a provider of risk management services to hospitals, long-term care facilities and social service agencies in New York City, and Hospitals Insurance Company, a provider of insurance coverages and services to hospitals, long-term care facilities, physicians and healthcare professionals in New York State. Mr. Harris was Chairman of the Board of Directors of Watford Holdings Ltd. from 2014 until 2021.

EXPERIENCE: Mr. Harris has extensive experience in and knowledge regarding the commercial insurance industry, which is particularly valuable to our Board in light of Loews's significant interest in the insurance industry as represented by one of our principal subsidiaries, CNA. In addition, his long tenure as Chairman of our Audit Committee qualifies him as an audit committee financial expert.

Jonathan C. Locker

AGE:
48

DIRECTOR SINCE:
2023

President, Tiger Management, an investment firm founded by Julian H. Robertson. Previously, he served as a Partner at Tiger Global Management, an investment firm focused on public and private equity investments. In addition, since 2014 he has run a personal family office with investments across a wide range of asset classes, including public securities, private equity, real estate and venture capital.

EXPERIENCE: Mr. Locker's experience as an investment professional managing large and diverse investment portfolios is a valuable attribute for our Board, particularly in light of the investment portfolios managed by the Company and its subsidiaries. His knowledge and experience also qualifies him as an audit committee financial expert.

Susan P. Peters

AGE:
70

DIRECTOR SINCE:
2018

Retired Senior Vice President of Human Resources of General Electric Company, a high-tech industrial company. Ms. Peters is also a director of Hydrofarm Holdings Group, Inc.

EXPERIENCE: Ms. Peters' experience during her 38-year career at General Electric, in which she held positions of increasing responsibility and which culminated in her serving as the chief human resources officer and a member of the senior leadership team, has provided her with deep domain expertise in talent management, operational optimization, executive compensation and leadership development at the highest level that serve our Board extremely well.

Andrew H. Tisch

AGE:
74

DIRECTOR SINCE:
1985

Co-Chairman of the Board and Chairman of the Executive Committee of the Board of Loews, and retired member of the Office of the President of Loews, a position he held from 1999 until 2021. Mr. Tisch is also a director of CNA. He was a director of the general partner of Boardwalk Pipelines from 2005 until 2021 and Diamond Offshore Drilling, Inc. ("Diamond Offshore") from 2011 until 2020.

EXPERIENCE: Mr. Tisch's long tenure as a member of Loews's Office of the President and, before that, in a number of other executive positions, has provided him with broad knowledge of and insight into Loews, its operations and the businesses in which it is engaged, and has enabled him to be instrumental in providing our company with both strategic direction and operational oversight. His direct experience in managing Loews's business, as well as his institutional knowledge, is of critical importance to our Board in fulfilling its responsibilities.

James S. Tisch

AGE:
71

DIRECTOR SINCE:
1986

President and Chief Executive Officer and a member of the Office of the President of Loews. Mr. Tisch is also a director of CNA. He was a director of General Electric Company from 2010 until 2022 and Diamond Offshore from 1989 until 2021.

EXPERIENCE: Mr. Tisch has served as a member of Loews's Office of the President since 1999 and, prior to that time, had served the company in a number of other executive positions, giving him extensive knowledge of Loews, its operations and the businesses in which it is engaged, and enabling him to be instrumental in providing our company with both strategic direction and day-to-day operational oversight. His direct experience in managing Loews's business, as well as his institutional knowledge, is of critical importance to our Board in fulfilling its responsibilities.

Jonathan M. Tisch

AGE:
70

DIRECTOR SINCE:
1986

Member of the Office of the President and Co-Chairman of the Board of Loews, and Executive Chairman of our subsidiary, Loews Hotels. Mr. Tisch was also the Chief Executive Officer of Loews Hotels from 2016 until 2022.

EXPERIENCE: Mr. Tisch has served as a member of Loews's Office of the President since 1999 and, prior to that time, had served the company in a number of other executive positions. This experience has provided him with broad knowledge of and insight into Loews and its operations and businesses and has enabled him to be instrumental in providing our company with strategic direction and operational oversight. His direct experience in managing the Loews Hotels business, as well as his institutional knowledge, is of critical importance to our Board in fulfilling its responsibilities.

Anthony Welters

AGE:
69

DIRECTOR SINCE:
2013

Founder, Chairman and Chief Executive Officer of CINQ Care Inc., a physician-led, community-based ambulatory care delivery system that delivers whole person care in the home, whenever possible, to black and brown communities. Mr. Welters is also Executive Chairman of BlackIvy Group, LLC, which builds and grows commercial enterprises in Sub-Saharan Africa, and Co-Founder and Chairman of Somatus, Inc., a leading provider of value-based kidney solutions to payors, health systems and other organizations seeking alternatives to traditional fee for service dialysis. From 2002 until his retirement in 2016, Mr. Welters served in various senior executive positions at UnitedHealth Group Incorporated. Mr. Welters is also a director of the Carlyle Group and Gilead Sciences, Inc.

EXPERIENCE: Mr. Welters' experience as a senior executive at a large, complex health insurance company, as well as his service as a director of several public companies and his work with numerous educational and philanthropic organizations, give him a range of knowledge and skills that are extremely valuable to our Board.

BOARD DIVERSITY.

A number of institutional investors have requested the following disclosure: Of our eight independent director nominees, two are female and one is black.

FAMILY RELATIONSHIPS.

James S. Tisch is the father of Benjamin J. Tisch, Senior Vice President, Corporate Development and Strategy of Loews, the brother of Andrew H. Tisch, the cousin of Jonathan M. Tisch and the uncle of Alexander H. Tisch, Vice President of Loews, and President and Chief Executive Officer of Loews Hotels. Andrew H. Tisch is the father of Alexander H. Tisch, the cousin of Jonathan M. Tisch and the uncle of Benjamin J. Tisch.

 Our Board recommends a vote **FOR** each of the nominees listed above to be elected as a director of our Company.

Board Governance Information

Corporate Governance

Effective corporate governance reinforces our goal of building long-term value for shareholders. Our governance principles are detailed in our Corporate Governance Guidelines, which are reviewed annually and updated as needed, including in response to evolving best practices and regulatory requirements. We also have a Code of Business Conduct and Ethics which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer.

For more information on our governance practices and policies, please see "Corporate Governance Highlights" on page 4 in the Proxy Statement Summary section.

GOVERNANCE DOCUMENTS

The following governance documents are available on our website in the "Investors/Media" section under "Governance" at *www.loews.com* and are available in print to any shareholder who requests a copy by writing to our Corporate Secretary:

- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Governance Committee Charter

Board Leadership Structure

Our Board's current leadership structure consists of two Co-Chairmen of the Board, Andrew H. Tisch and Jonathan M. Tisch, and a lead director, presently Paul J. Fribourg, who is also Chairman of our Board's Nominating and Governance Committee. Loews's Chief Executive Officer, James S. Tisch, does not currently serve in a formal leadership capacity on our Board.

Our Board believes that this structure provides input, guidance and leadership for the Board from both senior management and non-management directors, which assists the Board in effectively fulfilling its oversight role. Our Board also believes that the current exclusion of Loews's Chief Executive Officer from its leadership structure helps to achieve an appropriate balance between the differing perspectives of management and non-management directors during the course of its proceedings.

The lead director plays an important role in our Board's leadership structure. Independent directors meet in executive session after each regular quarterly meeting of our Board. The lead director chairs these meetings of independent directors. Our lead director also currently serves as Chairman of the Nominating and Governance Committee, the principal Board committee charged with responsibility for the Board's leadership structure. In this dual role, the lead director facilitates the ability of independent directors to fulfill their responsibilities and provides a structure for communicating any concerns that independent directors may have directly to Loews's senior management.

Board Committees

Our Board has a standing Audit Committee, Compensation Committee, Nominating and Governance Committee and Executive Committee.

The following table shows the current members and chairs of each of our Audit, Compensation and Nominating and Governance Committees and their primary responsibilities.

AUDIT

CHAIR: Walter L. Harris

OTHER MEMBERS:

Ann E. Berman   Joseph L. Bower
Charles M. Diker   Paul J. Fribourg
Jonathan C. Locker

2023 MEETINGS HELD: 7

Each of the members is an independent director and satisfies the additional independence and other requirements for Audit Committee members provided for in the listing standards of the New York Stock Exchange and the rules of the Securities and Exchange Commission.

Additionally, Ms. Berman and Messrs. Harris and Locker have been designated as "audit committee financial experts" under the rules of the Securities and Exchange Commission.

PRIMARY ROLE

The Audit Committee assists our Board in fulfilling its responsibility to oversee:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;
- the qualifications and independence of our independent auditors;
- the performance of our internal audit function and independent auditors;
- our systems of disclosure controls and procedures and internal controls over financial reporting;
- cybersecurity risk management; and
- compliance with ethical standards adopted by Loews.

Our Audit Committee has sole authority to appoint, retain, compensate, evaluate and terminate our independent auditors and to approve all engagement fees and terms for our independent auditors.

COMPENSATION

CHAIR: Joseph L. Bower

OTHER MEMBERS:

Charles M. Diker   Paul J. Fribourg
Walter L. Harris   Susan P. Peters

2023 MEETINGS HELD: 3

Each of the members is an independent director and satisfies the additional independence requirements for Compensation Committee members provided for in the listing standards of the New York Stock Exchange and the rules of the Securities and Exchange Commission.

PRIMARY ROLE

The Compensation Committee assists our Board in discharging its responsibilities relating to compensation and succession planning for our executive officers. These responsibilities include:

- reviewing our general compensation philosophy for executive officers;
- overseeing the development and implementation of executive compensation programs; and
- reviewing compensation levels, including incentive and equity-based compensation, for executive officers, directors and Board committee members.

Our Compensation Committee determines and approves compensation for our executive officers and administers our incentive and equity-based compensation plans.

NOMINATING AND GOVERNANCE COMMITTEE

CHAIR: Paul J. Fribourg

OTHER MEMBERS:

Joseph L. Bower   Charles D. Davidson
Anthony Welters

2023 MEETINGS HELD: 3

Each of the members is an independent director.

PRIMARY ROLE

The Nominating and Governance Committee identifies individuals qualified to become members of our Board and recommends to our Board a slate of director nominees for election at our annual meetings of shareholders. It also recommends directors for membership on our Board committees and determinations regarding director independence.

The Nominating and Governance Committee also develops and recommends to our Board a set of corporate governance principles, which are detailed in our Corporate Governance Guidelines.

Executive Sessions of Independent Directors

Our independent directors meet in regular executive sessions without management participation. Paul J. Fribourg, who serves as our lead director, presides at these meetings.

Director Attendance at Meetings

During 2023, there were eight meetings of our Board, seven meetings of our Audit Committee, three meetings of our Compensation Committee and three meetings of our Nominating and Governance Committee. During 2023, each of our directors attended at least 75% of the total number of meetings of our Board and committees of our Board on which that director served. Our Board encourages all directors to attend our annual meetings of shareholders. All of our directors attended our 2023 annual meeting of shareholders.

Board Oversight of Risk Management

Our Board recognizes the importance of understanding, evaluating and managing enterprise risk to the financial health of Loews and its business enterprises.

BOARD

Our Board is responsible for overseeing management in its efforts to systematically identify, assess and manage the principal risks facing us and our subsidiaries, and to implement policies and practices that promote a culture that actively balances risk and reward. Our Board exercises this responsibility, and evaluates our risk management practices, through its Board and Committee meetings, during which it hears reports on, and actively discusses, a variety of risk management matters. In addition, our Board regularly formally reviews our enterprise risk management framework.



MANAGEMENT

Our management team is responsible for identifying, assessing and managing our various exposures to risk on a day-to-day basis, including the creation of appropriate risk management policies and practices to help determine how best to identify, manage and mitigate risks. Management is supported in these efforts by the groups described below. Management regularly reports to our Board and its Committees on a variety of risk management matters.

Risk Council Chair: **Chief Financial Officer** Other Members: **Representatives of Various Functional Areas**	The Risk Council assists Loews's management in developing and implementing our enterprise risk management framework, including reviewing the strategies, policies and practices established by our and our subsidiaries' management teams to identify, assess and manage the material risks facing us and our subsidiaries.
ESG Working Group Chair: **Chief Financial Officer** Other Members: **Representatives of Various Functional Areas**	The ESG Working Group helps Loews's management develop risk management and external reporting strategies with respect to environmental, social and governance matters.
Cyber Risk Committee Chair: **IT Leadership** Other Members: **Representatives of Various Functional Areas**	The Cyber Risk Committee helps Loews's management evaluate and manage cybersecurity related risks across the Loews enterprise.
Business Continuity Working Group Co-Chairs: **IT and Legal Leadership** Other Members: **Representatives of Various Functional Areas**	The Business Continuity Working Group helps Loews's management plan and prepare to be able to operate our critical business functions during emergency events.

Share Ownership Guidelines for Directors

Our Board has adopted minimum share ownership guidelines for directors who are not employees or officers of Loews. Under these guidelines, each non-management director is required to own shares having a value (determined as of the time the shares are acquired) of at least three times the annual cash retainer payable to directors (which is currently $125,000 per year). Newly elected directors have until the date of the third annual meeting after they were first elected to accumulate the requisite shares. Shares owned by immediate family members or in certain trusts and unissued shares underlying restricted stock units are counted toward satisfying the requirement. Our Nominating and Governance Committee, or the committee chair acting by delegated authority, has the authority to grant exceptions to the guidelines for hardship reasons.

Director Compensation

Our non-management directors receive a cash retainer of $31,250 per quarter and an annual restricted stock unit ("RSU") award with a value of $100,000 at the date of grant (the date of our annual shareholder meeting) under the Loews Corporation 2016 Incentive Compensation Plan (our "Incentive Compensation Plan"). Members of our Audit Committee receive a cash retainer of $6,250 per quarter, and the committee chair receives an additional $10,000 per quarter. Members of our Compensation Committee and Nominating and Governance Committee receive a cash retainer of $2,500 per quarter, and the committee chairs receive an additional $5,000 per quarter. Our lead director receives an additional quarterly retainer of $5,000. Our non-management Co-Chairman of the Board receives an additional quarterly retainer of $25,000. Our directors are reimbursed for reasonable expenses incurred in connection with attending board and committee meetings. Our non-management directors may elect to defer some or all of their cash and equity compensation.

The following table shows information regarding the compensation of our non-management directors during the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Option/SAR Awards[2]	All Other Compensation	Total
Ann E. Berman	$137,500	$100,000	$0	$0	$237,500
Joseph L. Bower	177,500	100,000	0	0	277,500
Charles D. Davidson	118,956	100,000	0	0	218,956
Charles M. Diker	147,500	100,000	0	0	247,500
Paul J. Fribourg	197,500	100,000	0	0	297,500
Walter L. Harris	187,500	100,000	0	0	287,500
Philip A. Laskawy[3]	44,643	0	0	0	44,643
Jonathan C. Locker[4]	42,391	64,110	0	0	106,501
Susan P. Peters	122,500	100,000	0	0	222,500
Andrew H. Tisch	212,500	100,000	0	118,417[5]	430,917
Anthony Welters	122,500	100,000	0	0	222,500

(1) These amounts represent the grant date fair value of RSUs, calculated in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 718. At December 31, 2023, the aggregate number of RSUs outstanding was 998 for Jonathan C. Locker and 1,706 for each other non-management director.

(2) Prior to 2016, our non-management directors and executive officers were granted stock appreciation rights ("SARs") under the Loews Corporation Stock Option Plan (our "Stock Option Plan"). At December 31, 2023, the aggregate number of SAR awards outstanding for each non-management director was: Ann E. Berman, 18,000; Joseph L. Bower, 18,000; Charles D. Davidson, 0; Charles M. Diker, 18,000; Paul J. Fribourg, 18,000; Walter L. Harris, 18,000; Philip A. Laskawy, 18,000; Jonathan C. Locker, 0; Susan P. Peters, 0; Andrew H. Tisch, 60,000; and Anthony Welters, 18,000.

(3) Philip A. Laskawy retired from the Board as of our 2023 annual meeting of shareholders. Amounts reflect compensation for service prior to the meeting.

(4) Jonathan C. Locker was elected as a director in September 2023. Amounts reflect compensation for service after his election.

(5) Represents director fees earned for service on CNA's Board of Directors.

Transactions with Related Persons

Our Audit Committee Charter requires our Audit Committee to review and approve all related party transactions required to be disclosed under Securities and Exchange Commission rules. It has been our Audit Committee's practice, however, to review and approve or ratify any transaction, regardless of the size or amount, involving us or any of our subsidiaries in which any of our directors, director nominees, executive officers, principal shareholders or any of their immediate family members has had or will have a direct or indirect material interest, without the participation of any member who may be involved in the transaction. All such related party transactions are submitted to our General Counsel for review and reported to our Audit Committee for its consideration. In each case, the Audit Committee considers, in light of all of the facts and circumstances it deems relevant, whether the transaction is fair and reasonable to us.

Our Audit Committee reviewed and approved or ratified each of the following 2023 related party transactions:

Jonathan M. Tisch owns a personal aircraft. From time to time he uses this aircraft for business purposes in connection with his role as Executive Chairman of Loews Hotels and seeks reimbursement from Loews Hotels for the costs associated with the business travel. The amount of such reimbursement is determined based on the lesser of (i) his actual costs associated with the flight and (ii) the cost of using Loews Hotels' fractional aircraft interest for the flight that would have been applicable had he used Loews Hotels' fractional aircraft interest. Any reimbursement is adjusted for any portion of the trip that is allocable to non-business travel. The reimbursable amount for such business use of his personal aircraft from January 1, 2023 until March 19, 2024 was an aggregate of approximately $180,000.

Alexander Tisch, son of Andrew H. Tisch, was employed as a Vice President of Loews and as President and Chief Executive Officer of Loews Hotels during 2023. Alexander Tisch earned cash compensation (including cash incentive compensation) of $2,778,462 in 2023 and participated in benefit programs available to salaried employees generally. In February 2023, he was granted 11,561 RSUs under our Incentive Compensation Plan.

Benjamin Tisch, son of James S. Tisch, was employed as Senior Vice President, Corporate Development and Strategy of Loews during 2023. Benjamin Tisch earned cash compensation (including cash incentive compensation) of $2,528,462 for 2023 and participated in benefit programs available to salaried employees generally. In February 2023, he was granted 11,561 RSUs under our Incentive Compensation Plan.

Following his retirement as a member of the Office of the President, Andrew Tisch reimburses the Company for 100% of the costs associated with a company-provided car and driver and 60% of the costs associated with an executive assistant (reflective of the amount of the executive assistant's time that is dedicated to assisting him on matters not related to Loews business). The reimbursement amounts for these items during 2023 was $225,814 for the car and driver and $214,817 for the executive assistant.

Stock Ownership

Principal Shareholders

The following table shows certain information about all persons who, to our knowledge, were the beneficial owners of 5% or more of our common stock as of March 19, 2024 (unless otherwise indicated). All shares reported were owned beneficially by the persons indicated unless otherwise indicated below.

Name and Address	Amount Beneficially Owned	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	20,649,420[1]	9.3%
James S. Tisch c/o Barry L. Bloom 712 Fifth Avenue, 12th Floor New York, NY 10019	16,242,239[2]	7.3%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	15,364,269[3]	6.9%
Andrew H. Tisch c/o Barry L. Bloom 712 Fifth Avenue, 12th Floor New York, NY 10019	14,919,512[4]	6.7%
JPMorgan Chase & Co. 383 Madison Avenue New York, NY 10179	13,195,141[5]	5.9%

(1) This information is based on a Schedule 13G report filed on February 13, 2024 by The Vanguard Group (Vanguard). Vanguard reported shared voting power with respect to 237,728 shares, sole dispositive power with respect to 19,869,555 shares and shared dispositive power with respect to 779,865 shares. Vanguard provides investment management services through mutual funds to our Employee Savings Plan and our non-qualified deferred compensation plans. Fees for these services are incorporated into the fund NAV and fully disclosed as a fund expense included in the fund's expense ratio. As a result, these fees are paid by participants and not by us. Fees fluctuate based on participants' allocation decisions. Fees paid to Vanguard for these investment management services are reviewed by the benefits committee administering our retirement plans.

(2) The amount beneficially owned includes: 9,546,806 shares held by trusts of which he is trustee; 3,005,037 shares held by his wife or trusts of which his wife is trustee; 690,000 shares held by a charitable foundation of which he is a director; 29,841 shares issuable upon the exercise of SARs that are currently exercisable; and 82,277 shares underlying vested RSUs of which he deferred receipt that could be delivered to him within 60 days of March 19, 2024 if his service with the company terminated during that time. He has sole voting and investment power with respect to 12,547,202 shares and shared voting and investment power with respect to 3,695,037 shares.

(3) This information is based on a Schedule 13G report filed on January 26, 2024 by BlackRock, Inc. (BlackRock). BlackRock reported sole voting power with respect to 13,919,212 shares and sole dispositive power with respect to 15,364,269 shares.

(4) The amount beneficially owned includes: 12,310,259 shares held by trusts of which he is trustee; 955,000 shares held by a charitable foundation of which he is a director; 29,841 shares issuable upon the exercise of SARs that are currently exercisable; and 1,706 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024. He has sole voting and investment power with respect to 13,964,512 shares and shared voting and investment power with respect to 955,000 shares.

(5) This information is based on a Schedule 13G report filed on January 23, 2024 by JPMorgan Chase & Co. (JPMorgan). JPMorgan reported sole voting power with respect to 12,505,548 shares, shared voting power with respect to 167 shares, sole dispositive power with respect to 13,152,068 shares and shared dispositive power with respect to 5,819 shares. From time to time, we and our subsidiaries have had banking relationships with JPMorgan.

Director and Officer Holdings

The following table shows certain information, as of March 19, 2024, regarding the shares of our common stock beneficially owned by each director and nominee, each executive officer named in the Summary Compensation Table and all of our executive officers and directors as a group, based on data furnished by them.

Name	Amount Beneficially Owned[1][2]	Percent of Class
Ann E. Berman	24,473[3]	*
Joseph L. Bower	35,888[4]	*
Charles D. Davidson	26,905[5]	*
Charles M. Diker	27,444[6]	*
Paul J. Fribourg	24,473[7]	*
Walter L. Harris	30,444[8]	*
Jonathan C. Locker	16,868[9]	*
Susan P. Peters	12,228[10]	*
Richard W. Scott	51,964	*
Kenneth I. Siegel	6,993	*
Andrew H. Tisch	14,919,512[11]	6.7%
James S. Tisch	16,242,239[12]	7.3%
Jonathan M. Tisch	9,513,813[13]	4.3%
Jane J. Wang	5,958	*
Anthony Welters	19,533[14]	*
All executive officers and directors as a group (18 persons including those listed above)	41,568,759[15]	18.7%

* Represents less than 1% of the outstanding shares.

(1) Except as otherwise indicated, the persons listed as beneficial owners of the shares have sole voting and investment power with respect to those shares.

(2) The number of shares included for shares issuable upon the exercise of SARs granted under our Stock Option Plan is the number of shares each person would have received had such person exercised his or her SARs, based on the fair market value per share of $77.11 for our common stock, calculated under the terms of our Stock Option Plan, on March 19, 2024.

(3) Includes: (i) 7,538 shares issuable upon the exercise of SARs that are currently exercisable; (ii) 11,937 shares underlying vested RSUs of which the director deferred receipt that could be delivered to the director within 60 days of March 19, 2024 if the director's service as a director terminated during that time; and (iii) 1,706 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024.

(4) Includes: (i) 7,538 shares issuable upon the exercise of SARs that are currently exercisable; (ii) 11,120 shares underlying vested RSUs of which the director deferred receipt that could be delivered to the director within 60 days of March 19, 2024 if the director's service as a director terminated during that time; and (iii) 1,706 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024.

(5) Includes 1,706 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024.

(6) Includes: (i) 7,538 shares issuable upon the exercise of SARs that are currently exercisable and (ii) 1,706 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024.

(7) Includes: (i) 7,538 shares issuable upon the exercise of SARs that are currently exercisable; (ii) 15,229 shares underlying vested RSUs of which the director deferred receipt that could be delivered to the director within 60 days of March 19, 2024 if the director's service as a director terminated during that time; and (iii) 1,706 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024.

(8) Includes: (i) 7,538 shares issuable upon the exercise of SARs that are currently exercisable and (ii) 1,706 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024. In addition, Mr. Harris owns beneficially 1,830 shares of CNA.

(9) Includes 998 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024.

(10) Includes: (i) 8,563 shares underlying vested RSUs of which the director deferred receipt that could be delivered to the director within 60 days of March 19, 2024 if the director's service as a director terminated during that time; and (ii) 1,706 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024.

(11) Includes: (i) 29,841 shares issuable upon the exercise of SARs that are currently exercisable; (ii) 1,706 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024; (iii) 12,310,259 shares held by trusts of which Mr. Andrew Tisch is trustee; and (iv) 955,000 shares held by a charitable foundation as to which Mr. Andrew Tisch has shared voting and investment power. In addition, Mr. Andrew Tisch is the managing trustee and beneficiary of a trust that owns beneficially 106,100 shares of CNA.

(12) Includes: (i) 29,841 shares issuable upon the exercise of SARs that are currently exercisable; (ii) 82,277 shares underlying vested RSUs of which Mr. James Tisch deferred receipt that could be delivered to him within 60 days of March 19, 2024 if his service with the company terminated during that time; (iii) 9,546,806 shares held by trusts of which Mr. James Tisch is trustee; (iv) 690,000 shares held by a charitable foundation as to which Mr. James Tisch has shared voting and investment power; and (v) 3,005,037 shares held by his wife or trusts of which his wife is trustee as to which Mr. James Tisch has shared voting and investment power. In addition, Mr. James Tisch is also the managing trustee and beneficiary of a trust that owns beneficially 106,100 shares of CNA.

(13) Includes: (i) 29,841 shares issuable upon the exercise of SARs that are currently exercisable; (ii) 7,236,811 shares held by trusts of which Mr. Jonathan Tisch is trustee; (iii) 1,250,040 shares held by a charitable foundation as to which Mr. Jonathan Tisch is the sole trustee; (iv) 253,403 shares held by his wife as to which Mr. Jonathan Tisch has shared voting and investment power; and (v) 250,000 shares held by a charitable foundation as to which Mr. Jonathan Tisch has shared voting and investment power.

(14) Includes: (i) 7,538 shares issuable upon the exercise of SARs that are currently exercisable; (ii) 2,150 shares underlying vested RSUs of which the director deferred receipt that could be delivered to the director within 60 days of March 19, 2024 if the director's service as a director terminated during that time; and (iii) 1,706 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024.

(15) Includes: (i) 149,675 shares issuable upon the exercise of SARs that are currently exercisable; (ii) 131,276 shares underlying vested RSUs of which the directors and executives deferred receipt that could be delivered to them within 60 days of March 19, 2024 if their service as directors or executives terminated during that time; and (iii) 16,352 shares underlying unvested RSUs that will vest within 60 days of March 19, 2024.

Proposal No. 2:
Advisory Resolution to Approve Executive Compensation

As required by Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), we provide our shareholders with an annual advisory vote to approve named executive officer compensation. This advisory vote, commonly known as a "say-on-pay" vote, is a non-binding vote on the compensation paid to our named executive officers as disclosed under the heading "Executive Compensation" beginning on page 22 of this Proxy Statement.

Our executive compensation program is designed to attract, motivate and retain highly qualified executives who are able to help achieve the company's objectives and create shareholder value over the long term. Our executive compensation programs and objectives are described in detail under the heading "Compensation Discussion and Analysis" and the level of compensation paid to our named executive officers during the last three years is set out in the Summary Compensation Table and related information. Our Compensation Committee believes that our executive compensation program is effective in achieving our objectives.

This advisory vote to approve named executive officer compensation is not binding on our Board. However, the Board values our shareholders' input and will take into account the result of the vote when determining future executive compensation arrangements.

 Accordingly, our Board recommends a vote **FOR** the following resolution:

"RESOLVED, that the shareholders approve, on an advisory basis, the compensation paid to the company's named executive officers as disclosed under the heading "Executive Compensation" in the Proxy Statement for the 2024 Annual Meeting of Shareholders."

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis contains information about the compensation we pay to our executive officers whose compensation is required to be disclosed in the Executive Compensation tables that follow under Securities and Exchange Commission rules ("named executive officers").

OUR NAMED EXECUTIVE OFFICERS FOR 2023 WERE:

James S. Tisch	**Jane J. Wang**	**Jonathan M. Tisch**	**Kenneth I. Siegel**	**Richard W. Scott**
President and Chief Executive Officer, Office of the President	Senior Vice President and Chief Financial Officer	Office of the President, Co-Chairman of the Board, Loews Corporation; Executive Chairman, Loews Hotels	Senior Vice President	Senior Vice President and Chief Investment Officer

WHO WE ARE

Loews Corporation is a holding company. We own significant interests in a diverse portfolio of businesses, including:









CNA Financial Corporation is a property and casualty insurer (approximately 92% ownership interest)

Boardwalk Pipelines is a provider of natural gas and natural gas liquids transportation and storage services (100% ownership interest)

Loews Hotels is an operator and manager of hotels (100% ownership interest)

Altium Packaging is a manufacturer of rigid plastic packaging (approximately 53% unconsolidated ownership interest)

In addition, we had approximately $2.6 billion of cash and investments at the holding company level as of December 31, 2023.

Our primary function is to allocate our capital in ways that drive long-term value creation and returns for our shareholders. To do this we make decisions related to investments in our subsidiaries, repurchases of our shares, acquisitions and dispositions of subsidiaries and prudent investment of our cash and investment assets.

In light of our business model, our most critical asset is our people — our human capital — including our senior leadership team that drives our capital allocation decisions. All of our executive officers and other employees are located in our headquarters office in New York City. We not only compete for leadership talent with our and our subsidiaries' peer companies, but also with New York City-based financial services firms, including investment and commercial banks, private equity funds, hedge funds, insurance and reinsurance companies and other sophisticated financial firms. Our compensation policies and practices are driven by our need to attract and retain highly qualified, financially sophisticated executive officers in this competitive marketplace and motivate them to provide a high level of performance for our shareholders.

OUR COMPENSATION PHILOSOPHY

We have maintained a consistent compensation philosophy for many years, which takes into account that the quality of our leadership has a direct impact on our performance. Our compensation philosophy is based on the following objectives:

- Motivating superior long-term financial performance and the creation of shareholder value over the long term;

- Discouraging unreasonable risk taking;

- Aligning compensation with our long-term strategy and focus and the interests of our shareholders;

- Providing market-competitive compensation;

- Avoiding excessive compensation; and

- Attracting and retaining high-caliber executive talent.

We believe in recognizing the performance of our executive officers primarily through a combination of cash compensation, made up of a fixed base salary and incentive compensation, and stock-based compensation, which, in 2023, consisted of performance-based restricted stock units. Because cash incentive compensation and our restricted stock unit awards are tied to performance, a large majority of the compensation paid to our executive officers is performance-based and, other than their fixed base salaries, no compensation is guaranteed.

HOW WE STRUCTURE OUR EXECUTIVE COMPENSATION PROGRAM

We structure our executive compensation to avoid the possibility of excessive compensation in any given year, including through:

- the Compensation Committee's ability to exercise negative discretion in determining cash incentive compensation;

- setting what we believe to be reasonable, but achievable, performance targets for both cash incentive compensation and stock-based awards; and

- generally not paying cash incentive compensation in excess of pre-established target levels set by the Compensation Committee.

We believe this structure provides ample motivation for our executive officers to maximize their performance and focus on the long-term success of the company, while deterring unreasonable risk taking with an eye toward short-term results.

The fixed base salary for our named executive officers has generally comprised substantially less than half of their total potential cash compensation, with the balance coming from our performance-based Incentive Compensation Plan. In setting potential awards under that plan, our Compensation Committee sets what it believes are reasonable, but achievable, target levels, but reserves broad discretion to reduce or eliminate incentive compensation. The Compensation Committee also establishes maximum award levels that will not be exceeded.

In selecting and allocating the elements of our executive compensation program, we have considered, among other things, our historical compensation policies as they have evolved over the years and benchmarking information regarding executive compensation paid by comparably sized companies engaged in businesses similar to ours and our principal subsidiaries as well as others with which we compete for talent in the New York City marketplace. To assist in gathering this information and benchmarking our executive compensation practices against the practices at these companies, our human resources group engaged the compensation consultant, Semler Brossy.

OUR GOAL IS TO INCREASE SHAREHOLDER VALUE OVER THE LONG TERM

Our compensation program is intended to align the interests of our senior executives with those of our shareholders. Our goal is to increase shareholder value over the long term and to reasonably reward superior performance that supports that goal. In establishing the aggregate amount of targeted compensation for each named executive officer, we do not rely on formula-driven plans, which could result in unreasonably high compensation levels and encourage excessive risk taking. Instead, aggregate target compensation is based on an evaluation of the individual's performance, skills, leadership and expected future contributions in the context of our financial performance and seeks to achieve the objectives of our compensation philosophy set forth above. Based on these considerations, we determine an overall level of target cash compensation, a portion of which is to be paid as base salary and the balance of which is structured to be performance-based cash compensation, and a level of stock-based awards. We consider the aggregate compensation (earned or potentially available) to each named executive officer in establishing each element of compensation.

2023 TOTAL CASH AND STOCK-BASED COMPENSATION

These charts show each of the three principal elements of our compensation program as a percentage of total cash and stock-based compensation for our Chief Executive Officer and other named executive officers in 2023.

CEO

Base Salary 15.1%	Cash Incentive Compensation 69.4%	Stock-Based Awards 15.5%
	Incentive Compensation: 84.9%	

OTHER NAMED EXECUTIVE OFFICERS

Base Salary 16.6% – 24.3%	Cash Incentive Compensation 51.0% – 69.8%	Stock-Based Awards 13.6% – 24.7%
	Incentive Compensation: 75.7% – 83.4%	

SAY ON PAY VOTE

At our 2023 annual meeting of shareholders, 96% of the shares voted approved, on an advisory basis, our executive compensation program. We believe this result represents a strong endorsement of our executive compensation philosophy and practices.

SAY ON PAY VOTE APPROVAL

In the last five years, we received an average approval of approximately 95% in our annual advisory vote of shareholders on our executive compensation program.



Compensation Governance

We are committed to good compensation governance and design and administer our executive compensation program to be consistent with our business goals and in the best interests of our shareholders. In that regard, we:

- maintain a fully independent Compensation Committee, which oversees all aspects of our executive compensation and monitors, reviews and approves all executive compensation decisions;

- structure our cash incentive compensation awards to executive officers so that the Compensation Committee may exercise negative discretion over these awards;

- structure our executive officers' stock-based compensation to be performance-based;

- have a clawback policy that allows for the recoupment of incentive compensation;

- do not have employment agreements with, or guarantee compensation to, any of our executive officers;

- do not have agreements with any of our executive officers to pay severance upon a change in control; and

- conduct an annual shareholder advisory vote on our executive compensation practices. We have received a large majority vote in favor of our executive pay program every year since implementing this vote.

Compensation Program Structure and Process

The principal components of compensation for our named executive officers are:

- base salary;

- performance-based cash incentive compensation awards;

- performance-based stock-based awards; and

- retirement, medical and related benefits.

Each year, our Chief Executive Officer, after consulting with our Vice President, Human Resources, reviews with the Compensation Committee the performance of each named executive officer and each other executive officer, and makes a recommendation to the Compensation Committee with respect to their annual compensation, including the setting of parameters for cash incentive compensation awards and stock-based awards. The Compensation Committee then meets in executive session without the Chief Executive Officer present and makes the final determination regarding the compensation for our Chief Executive Officer and each of the other named executive officers, as well as our other executive officers. The other named executive officers do not play any role in their own compensation determination other than discussing their performance with the Chief Executive Officer, and neither our Chief Executive Officer nor any other executive officer participates in the Compensation Committee's final deliberations on compensation matters.

BASE SALARY

The Compensation Committee has capped the base salary for our named executive officers at $1 million per year for many years. Historically, this reflected the impact of provisions of the Internal Revenue Code that limited the amount of non-performance-based compensation we were able to deduct for federal income tax purposes to $1 million for certain of the named executive officers. While these provisions are no longer applicable, the base salary for our named executive officers in 2023 remained capped at $1 million as the relative lower weight of base salary to performance-based compensation is consistent with the Committee's belief that performance-based compensation should be the substantially greater part of the compensation of each of our named executive officers.

CASH INCENTIVE COMPENSATION AWARDS

The largest portion of the compensation earned by our named executive officers in 2023 came from cash awards under our Incentive Compensation Plan. This element of our compensation program ensures that a significant portion of each executive's annual compensation is dependent on Loews's annual achievement of a metric that we call "performance-based income."

Defining Performance-based Income

Performance-based income is defined in our Incentive Compensation Plan as our consolidated net income as adjusted by the Compensation Committee under the terms of our Incentive Compensation Plan to account for specific factors that may impact our business, but which the Compensation Committee deems reasonable and appropriate to exclude or include in determining performance for incentive compensation purposes.

PROCESS OF ESTABLISHING ANNUAL INCENTIVE COMPENSATION AWARDS

STEP 1   **Establish annual performance bonus pool**   First quarter of each year

First, the Compensation Committee establishes an annual performance bonus pool expressed as a percentage of our performance-based income for that year.

The performance bonus pool is not an expectation of the bonus amounts that will, in fact, be paid; rather, it sets the outer limit of compensation that can be paid to all executive officers in our incentive compensation program for the year.

The Committee allocates a portion of the performance bonus pool to each of the named executive officers and other executive officers who participate in the incentive compensation program.

STEP 2   **Establish Target Award**   First quarter of each year

Then, the Compensation Committee establishes a target award (expressed as a dollar amount) for each participant, based on, among other things, an assessment of the individual's expected performance.

The intention is that the incentive compensation award generally will not exceed the target award (even if the portion of the performance bonus pool allocated to a participant is in excess of the established target), except based on the Compensation Committee's discretion.

STEP 3   Establish Maximum Award   First quarter of each year

Next, the Compensation Committee establishes a maximum award (expressed as a dollar amount) for each participant, to cap the amount in excess of the target that the Committee may in its discretion award any participant.

A participant's award cannot exceed the portion of the performance bonus pool allocated to the participant, and also cannot exceed the maximum award amount established by the Committee. In addition, it has been the practice of the Compensation Committee to retain negative discretion in the payment of awards, which allows the Committee to reduce or eliminate any award at its discretion.

STEP 4   Define Performance-based Income   First quarter of each year

The Compensation Committee determines what adjustments should be made to our consolidated net income for the year to account for factors that it believes would not be appropriate to include when determining performance for incentive compensation purposes.

However, by reserving the ability to exercise negative discretion to reduce an award otherwise earned, the Committee retains the ability to take into account these excluded items and other factors it deems relevant.

STEP 5   Calculate Performance-based Income and
Conduct Participant Performance Assessment   First quarter of following year

After the fiscal year ends, the amount of performance-based income earned for the year is determined. Once this has been determined, the Compensation Committee reviews and re-assesses each participant's performance in the context of our financial performance and seeking to achieve the goals of our compensation philosophy.

Based upon this review and re-assessment, the Committee awards incentive compensation out of each executive's pre-allocated percentage of the performance bonus pool.

The Committee, in its discretion, determines whether to award incentive compensation that meets or exceeds the target award (up to the maximum award established for that individual) or that is lower than the target award. Historically, the Committee generally has exercised its negative discretion to limit awards paid to the pre-established target amounts.

How We Determined the Performance Bonus Pool for 2023 Incentive Compensation

For 2023, the Compensation Committee established at the beginning of 2023 a performance bonus pool of 4.5% of performance-based income, which it determined was an appropriate level to recognize the performance of plan participants, which include our named executive officers and other executive officers.

As has historically been the case, there was no expectation that the entire performance bonus pool would, in fact, be awarded and paid out, as the Committee's practice has been to exercise its discretion to pay bonuses amounting to only a fraction of the performance bonus pool. The potential for excessive compensation was further limited by the establishment at the beginning of 2023 of target levels and absolute maximum amounts for each named executive officer and each other executive officer participating in our incentive compensation program.

In establishing the performance bonus pool and target and maximum awards for each named executive officer, the Compensation Committee took into account:

- our compensation philosophy and objectives, which aim to reasonably reward superior performance while eschewing formula-driven criteria, which have the potential of providing unreasonably high compensation levels;

- the individual's duties, past and expected performance of those duties, experience and tenure and compensation history; and

- our goals of increasing shareholder value over the long term.

> **Negative discretion**
> An integral part of the implementation of the cash incentive compensation program by the Compensation Committee is the ability to use negative discretion for the award to each executive officer, allowing the Committee to reduce or eliminate any award notwithstanding the level of performance-based income. This gives the Committee the flexibility to appropriately evaluate the performance of each executive officer considering not only the level of performance-based income, but also Loews's consolidated net income and the individual's performance.

For each named executive officer, other than the Chief Executive Officer, the Compensation Committee also took into account the recommendations of the Chief Executive Officer. The Committee relied on these qualitative factors, together with its discretion to reduce awards below the target award as well as to pay awards up to the maximum amount, and determined not to establish other specific, quantitative criteria or numerical formulas of performance measures.

2023 NAMED EXECUTIVE OFFICER TARGET AND MAXIMUM AWARDS AND BONUS POOL ALLOCATION

The 2023 target and maximum awards and the share of the performance bonus pool allocated to each named executive officer were established in the first quarter of 2023 as follows:

Name	Share of 4.5% Bonus Pool Allocated	Target Award	Maximum Award
James S. Tisch	21.3%	$4,475,000	$5,500,000
Jane J. Wang	7.9	1,650,000	2,500,000
Jonathan M. Tisch	11.4	2,400,000	3,250,000
Richard W. Scott	12.6	2,650,000	3,500,000
Kenneth I. Siegel	19.5	4,100,000	5,000,000

The Committee did not make any changes to the 2023 executive compensation program or metrics after they were established in the first quarter of 2023.

2023 ADJUSTMENTS TO CONSOLIDATED NET INCOME AND RATIONALE

The Compensation Committee determined in the first quarter of 2023 that net income should be adjusted to determine performance-based income for 2023 as set forth below. However, by reserving the ability to exercise negative discretion to reduce an award otherwise earned, the Committee retained the ability to take into account these excluded items (including, for example, impairments) and other factors it deems relevant when ultimately approving awards.

Adjustment identified in first quarter 2023	Rationale for exclusion
The effect of accounting changes	This item was excluded because: • by its nature it is not a cash item; • it is not within the control of the company or any named executive officer; and • it has the possibility of increasing or decreasing net income in ways that may not be predictable when performance-based income is established.
Net losses attributed to the impairment of goodwill, long-lived assets and/or equity method investments, and any net income or loss related to accounting for any benefit plan curtailments or settlements	These items were excluded because: • they are not cash items; • under generally accepted accounting principles, goodwill, long-lived assets and equity method investments are accounted for using an impairment-based model under which the carrying value is subject to reduction, resulting in charges to income, based on a decline in fair value, but the carrying value cannot be increased in subsequent periods if fair values rise; and • doing so encourages management to approach decisions related to these items objectively and impartially.
Any net income or loss relating to net reserve strengthening and/or adverse dividend or premium development for accident years prior to 2000, and/or any favorable or unfavorable income statement impact of applying retroactive reinsurance accounting in connection with any and all CNA loss portfolio transfers	From time to time, CNA enters into loss portfolio transfer transactions. For instance, in 2010, CNA completed a retroactive reinsurance transaction under which it ceded substantially all of its legacy asbestos and environmental pollution liabilities to a reinsurer, subject to an aggregate limit of $4 billion. Additionally, in 2021, CNA ceded certain legacy excess workers' compensation liabilities to a reinsurer. The Compensation Committee determined that any income statement impact of applying retroactive reinsurance accounting relating to loss portfolio transfer transactions should not be considered when measuring current performance. Moreover, the Compensation Committee determined that any net income or loss relating to net reserve strengthening or adverse dividend or premium development for accident years prior to 2000 should not be considered when measuring current performance.
Any net income or loss relating to (x) a remeasurement gain or loss for CNA's long term care liabilities; (y) net reserve strengthening related to CNA's benefit settlement option liabilities or (z) a disposition (or proposed disposition), a loss portfolio transfer or other transaction that is intended to fix or limit CNA's exposure to its run-off Life & Group business	CNA's individual and group long-term care businesses are in run-off and its payout annuity business was in run-off prior to its disposition in 2014. The Compensation Committee determined that any income statement impact from a remeasurement gain or loss for CNA's long term care liabilities, net reserve strengthening for CNA's benefit settlement option liabilities or a transaction that is intended to fix or limit CNA's exposure to its run-off Life & Group business should not be taken into account when measuring current performance.
Investment gains and losses	The Compensation Committee decided to exclude investment gains and losses because the decision to realize a gain or a loss can be a discretionary decision. Accordingly, any implication that an individual could be wrongly motivated in taking or failing to take a gain or loss in an effort to impact consolidated net income would be removed.

Adjustment identified in first quarter 2023	Rationale for exclusion
Catastrophe losses of CNA in excess of, but not less than, CNA's budgeted amount	The Compensation Committee excluded this item because the level of catastrophes that impact a property and casualty insurer is, of course, unpredictable and, accordingly, not an appropriate way to measure performance. On the other hand, performance-based income should not be increased just because of a low level of catastrophes in any year. The Compensation Committee determined that the amount for catastrophe losses budgeted at the beginning of the year — which at times has been higher or lower than the actual level of catastrophe losses — is preferable for measuring performance.
Any net income or loss relating to the defense or disposition, by judgment or settlement, of litigation that is not related to the operations of the company's continuing consolidated subsidiaries, including, for example, litigation related to the Corporation's and/or its subsidiaries' mergers, acquisitions and dispositions activities	The company's ownership interests in its subsidiaries change from time to time and the company and its current and former subsidiaries are from time to time parties to litigation. For instance, the company and certain of its Boardwalk Pipelines-related subsidiaries are defendants in litigation relating to the company's 2018 acquisition of the Boardwalk Pipelines limited partnership units not already owned by the company's affiliates. The Compensation Committee determined that any net income or loss relating to the defense or disposition of litigation such as this matter should not be considered when measuring current performance.
Any net income or loss attributable to changes in deferred income tax assets and liabilities resulting from a change in income tax rates in 2023	Several of Loews's subsidiaries, by the nature of their business, recognize significant deferred income tax assets and liabilities, which have accumulated over many years. A change in the income tax rate could have a significant impact on these deferred tax items and on Loews's net income since the impact in the year of this change would involve the entire historical balance of deferred tax assets or liabilities. The Compensation Committee determined to exclude this item since any change in income tax rates is, of course, unpredictable and not within the company's control, and the resulting impact on net income and loss would not be a suitable indication of current performance.
Any gain or loss on disposal of discontinued operations (but not income from operations of the discontinued operations)	The Compensation Committee determined to exclude both gains and losses from the disposal of discontinued operations in the belief that the results from a disposition, whether positive or negative, relate to the generally multi-year holding period of the asset disposed of, even though fully recognized in the year of disposal. Therefore, any such gains or losses could distort net income in the year of disposition.

For 2023, performance-based income ultimately amounted to $1,601 million compared to consolidated net income of $1,434 million.

PERFORMANCE-BASED STOCK-BASED AWARDS

The third principal element of our compensation program for named executive officers and other executive officers is stock-based awards, which in 2023 consisted of performance-based restricted stock units ("PRSUs").

The PRSUs, similar to the time-vesting RSUs granted in 2023 to our non-executive officers and certain other managerial and professional employees ("non-executive RSUs"), will vest in two equal tranches (subject to earlier vesting in the case of death, disability, termination without cause and certain retirements):

▪ 50% on the second anniversary of the grant date; and

▪ 50% on the third anniversary of the grant date.

In addition, for dividends, the PRSUs (along with non-executive RSUs) are credited cash (accruing interest each year at the one-year Treasury rate applicable in January of the year the dividend is paid) in respect of dividends paid, with such cash to be delivered to the executives only if and when the underlying PRSUs have been actually earned and vested.

However, unlike non-executive RSUs, in addition to being subject to the same time-vesting terms as non-executive RSUs, PRSUs granted to our executive officers are also subject to performance-vesting terms.

The performance-vesting terms made PRSUs dependent on the company achieving a pre-established level of performance-based income per share for 2023. The terms of the PRSUs awarded in the first quarter of 2023 provided that they would be earned by our executive officer recipients as follows (subject to the time-vesting provisions of the PRSUs):

PERFORMANCE-BASED INCOME PER SHARE:

At or Above Target	100% of PRSUs earned
At 50% to 100% of Target	Pro rata portion of PRSUs earned
Below 50% of Target	No PRSUs earned

In connection with the grant of PRSUs to our executive officers in the first quarter of 2023, the Compensation Committee established the performance-based income per share target for PRSUs at $3.45 per share. The Committee did not make any changes to the 2023 executive compensation program or metrics after they were established in the first quarter of 2023, including to this per share target amount.

The ultimate value of stock-based awards under our Incentive Compensation Plan is directly correlated to our performance as measured by the price of our common stock over the long term. The value of these awards increases and decreases directly with changes in the price of our common stock. In addition, unlike base salary and incentive compensation awards, which are earned and paid based on the annual performance of the individual and the company, PRSUs awarded in 2023 vest over a period of three years. As a result, these awards encourage executives to continue their employment with Loews. These elements further serve to align the executive's interests with those of our shareholders.

The Compensation Committee makes grants of stock-based awards in the first quarter of each year at the same time the Committee performs its annual management performance evaluation and takes other compensation actions. Annual equity grants for executive officers occur on the same date as our annual equity grants for our other officers and certain professional and managerial employees, which is the date of the Compensation Committee's annual February meeting. As the grant date for our annual stock-based awards occurs on the date of a Compensation Committee meeting in February of each year, the grant date is set well in advance when the schedule of Compensation Committee meetings is arranged. Loews does not grant stock-based awards in anticipation of the release of non-public information or time the release of this information based on stock-based award grant dates. We also at times grant stock-based awards to new executives when they are hired or promoted during the year. These grants are approved by the Compensation Committee (or, in the case of smaller grants, by our Chief Executive Officer, as delegated by the Committee).

EMPLOYEE BENEFITS

Our named executive officers also participate in benefit programs available to salaried employees generally, including retirement and medical programs. For 2023, these retirement programs included our Employee Savings Plan under Section 401(k) of the Internal Revenue Code and our Deferred Investment Plan. In addition, prior to their freezing effective December 31, 2019, our retirement programs included a Qualified Retirement Plan and Benefit Equalization Plan. Also, from time to time, we have provided one or more named executive officers with unfunded supplemental retirement benefits under the supplemental retirement agreements described under "Pension Plans" on page 42. No supplemental retirement benefits were granted in 2023. Additional information regarding our retirement programs is available under "Pension Plans" on page 42 and "Nonqualified Deferred Compensation" on page 43.

2023 Compensation to Our Named Executive Officers

BASE SALARY

Consistent with our objective of emphasizing performance-based compensation, the base salary for each of our named executive officers during 2023 was less than $1 million. The base salaries for 2023 for James Tisch, Kenneth Siegel, Jonathan Tisch and Richard Scott remain unchanged from the prior year. The increase in base salary for Jane Wang reflected her recent promotion to Chief Financial Officer.

CASH INCENTIVE COMPENSATION AWARDS

For 2023, the Compensation Committee made cash incentive compensation awards to our Chief Executive Officer and each of our other named executive officers, which were paid in the first quarter of 2024. In determining the amounts earned by these executives, the Committee acted consistently within the parameters of the grants that were established in the first quarter of 2023, including the size of the performance bonus pool for the year. However, the Committee also exercised its business judgment, using essentially a qualitative, rather than formula-driven, approach based on the Committee's overall judgment of the individual's performance in the context of our financial performance and seeking to achieve the objectives of our compensation philosophy. The Committee did not make any changes to the 2023 executive compensation program or metrics after they were established in the first quarter of 2023.

In addition to the specific factors discussed below, the Compensation Committee considered:

▪ its compensation philosophy in favor of fair and generally consistent pay levels and against excessive or unreasonable compensation levels;

▪ an emphasis on consistent, long-term, superior performance by the individual;

▪ its evaluation of the performance of each named executive officer based on direct observation, since each named executive officer regularly reports to the Board on the operations of the company and its subsidiaries; and

▪ for each named executive officer other than the Chief Executive Officer, executive sessions with the Chief Executive Officer in which each named executive officer's performance is reviewed and evaluated.

These factors were not weighted and there is no formula for how these factors were applied in determining cash incentive compensation awards.

Chief Executive Officer

In making its determination regarding the grant and payment of an incentive compensation award for 2023 to our Chief Executive Officer, James S. Tisch, the Compensation Committee considered, among other things, the overall performance of the company and its principal subsidiaries, its compensation philosophy against excessive or unreasonable compensation levels, its emphasis on consistent, long-term, superior performance by the individual and the level of inflation.

Based on these considerations, at the beginning of 2023, the Compensation Committee increased Mr. Tisch's target and maximum cash incentive compensation levels by approximately 8% and 10%, respectively, from the prior year (which at target level represents an approximately 5% increase in total compensation from the prior year). The Committee also retained negative discretion to reduce any award to what it determines is a reasonable level under the circumstances.

The Compensation Committee evaluated Mr. Tisch's performance in 2023 and during recent years, considering the overall state of the markets in which Loews and its subsidiaries operate and the financial markets generally. This is consistent with the Committee's philosophy of evaluating performance over the longer term to encourage and reward long-term value creation and to discourage unreasonable risk-taking. The Committee considered Mr. Tisch's ability to demonstrate leadership and maintain stability at Loews and our subsidiaries, and to prudently allocate the company's capital to take advantage of market opportunities and protect against known risks.

The Compensation Committee noted the following accomplishments under Mr. Tisch's leadership:

- Loews repurchased approximately 14 million shares, or 5.9%, of its common stock in 2023 and has repurchased approximately 91.2 million shares, or 29.2%, of its common stock from 2019 through the end of 2023, while consistently maintaining a very strong liquidity position;

- the company's book value per share (excluding accumulated other comprehensive income) increased approximately 31.8% during the past five years; and

- the leadership teams at Loews's principal operating subsidiaries remained focused and motivated to drive the most value from their respective companies, helped in part by the leadership of the company's Chief Executive Officer and our other named executive officers.

As a result of these efforts, the underlying businesses of Loews's subsidiaries have remained strong. For example:

- CNA achieved strong underlying P&C underwriting profitability and premium growth while actively managing the risk in its long-term care business and maintaining an extremely strong capital position;

- Boardwalk Pipelines continued to increase its operating results, entered into $1.9 billion of firm agreements in 2023 and completed a strategically important acquisition;

- Loews Hotels' performance has exceeded pre-pandemic levels and it continued to execute on its long-term growth strategy through the development of several new hotel properties; and

- Altium Packaging improved its earnings and margins through operational efficiency gains and executed on its growth strategy through capacity expansion projects and the integration of several acquisitions.

Incentive Compensation Determination: The Compensation Committee determined in the first quarter of 2024, for the reasons detailed above, that Mr. Tisch earned his target incentive compensation award for 2023. This award is approximately 29.1% of the amount allocated to him from the performance bonus pool based on the level of performance-based income for the year.

Other Named Executive Officers

Similar to our Chief Executive Officer, each of our other named executive officers was granted a cash incentive compensation award in the first quarter of 2023 that was paid in the first quarter of 2024.

Consistent with the Compensation Committee's determination for our Chief Executive Officer, the target and maximum awards for Richard Scott and Kenneth Siegel were similarly increased. Jane Wang received larger increases in her target and maximum award levels as a result of her recent promotion to Chief Financial Officer. Jonathan Tisch's target and maximum award levels decreased as a result of his transition from his role as Chief Executive Officer of Loews Hotels.

In making its determination regarding the amount of these awards earned by these executives, the Committee considered many of the same factors described above that it considered for our Chief Executive Officer. Based on its evaluation of each executive's performance, including the input and recommendation of the Chief Executive Officer, the Committee, in the first quarter of 2024, awarded each of these other named executive officers incentive compensation equal to their target amount for 2023.

Incentive Compensation Determination: These incentive compensation awards amounted to approximately 29.1% of the total amount available in the performance bonus pool for the other named executive officers and are consistent with the Committee's philosophy in favor of rewarding consistent, long-term superior performance, but against excessive or unreasonable compensation.

PERFORMANCE-BASED STOCK-BASED AWARDS

In making its determinations regarding the award of PRSUs in 2023 to our named executive officers, the Compensation Committee considered the same factors described above on page 26 under "Cash Incentive Compensation Awards" as well as the level of stock-based awards previously awarded to these individuals. These factors are not weighted and there is no formula for how these factors were applied in determining the number of PRSUs granted.

PRSU Determination: Based on all factors reviewed, in the first quarter of 2023, the Committee awarded 16,516 PRSUs, representing a grant date fair value of $1,000,000, to each of James and Jonathan Tisch, and 13,213 PRSUs, representing a grant date fair value of $800,000, to each of Richard Scott, Kenneth Siegel and Jane Wang. The grant date fair value of PRSU awards for 2023 for these executives, other than Jane Wang, were the same as the prior year. The increase in the grant date fair value of Jane Wang's award reflected her recent promotion to Chief Financial Officer. For 2023, performance-based income amounted to $7.03 per share, resulting in 100% of these PRSUs being earned by each of our named executive officers in the first quarter of 2024; however, these PRSUs still remain subject to their time-vesting provisions, with 50% of these PRSUs vesting in 2025 and 50% vesting in 2026.

Other Considerations

Compensation Program as it Relates to Risk. Management and the Compensation Committee regularly review our compensation policies and practices to ensure they do not encourage excessive risk taking. This review includes the cash and equity incentive programs, which are discussed in detail above under "Compensation Program Structure and Process" beginning on page 25. Based on this review, we do not believe that our compensation program encourages excessive risk taking, due to, among many considerations, the following plan design elements:

▪ Our program appropriately balances the three primary components of our executives' compensation: base salary, cash incentive compensation and equity-based incentive compensation.

▪ The Compensation Committee establishes reasonable, but achievable, performance targets for cash and equity-based incentive compensation in order to motivate our executives to create value for our shareholders over the long term while exercising prudent risk management.

▪ Awards of cash and equity-based incentive compensation are capped, and the Compensation Committee has the authority to exercise negative discretion with respect to payouts of cash incentive compensation, limiting excessive rewards for short-term results.

▪ Each of James and Jonathan Tisch, the members of our Office of the President, and Andrew Tisch, Co-Chairman of our Board, owns, and has owned for many years, a significant amount of our common stock, which strongly aligns their interests with those of our shareholders and encourages a long-term focus.

▪ Our clawback policy, described below, requires the recoupment of incentive compensation received by our executive officers if we are required to restate our financial results, which mitigates risk.

Clawback Policy. We have adopted a policy that requires the recoupment of incentive compensation (cash and equity-based) received by our executive officers if we are required to restate our financial statements due to material noncompliance with the federal securities laws, including any required restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. In such case, the incentive compensation received by our executive officers during the three completed fiscal years prior to the date we are required to prepare the restatement will be subject to recoupment to the extent the amounts received were greater than the amounts that would have been received if they had been calculated on the basis of the restated financial results.

Anti-Hedging and Pledging Policy. We have adopted a policy that prohibits directors and executive officers from entering into hedging transactions in our common stock. For purposes of this policy, a hedging transaction is the entry into, or purchase or sale of, any financial instrument (including prepaid variable forward contracts, equity swaps and collars), or the entry into of any other transaction, in each case for the express purpose of offsetting a potential decline in the market value of our common stock. For the avoidance of doubt, financial instruments and transactions subject to this policy do not include transactions in securities (or derivative instruments relating thereto) of any open-end mutual fund, unit investment trust or exchange-traded fund, or of any company that is not affiliated with us.

In addition, directors and executive officers are prohibited from pledging our common stock, options relating to our common stock or any other security linked to our common stock as collateral for a loan unless the director or executive officer has the ability to repay the loan without liquidating the pledged stock and the loan is fully recourse to the director or executive officer.

Employment Agreements. We have no employment or other agreements relating to severance or payment upon a change of control with any of our named executive officers or other executive officers.

Share Ownership by Executive Officers and Directors. As disclosed above under "Director and Officer Holdings" on page 19, each of James and Jonathan Tisch, the members of our Office of the President, and Andrew Tisch, Co-Chairman of our Board, owns, and has owned for many years, a significant amount of our common stock, which strongly aligns their interests with those of our other shareholders.

Compensation Committee Report on Executive Compensation

In fulfilling its responsibilities, the Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with Loews's management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

By the Compensation Committee:

Joseph L. Bower, Chairman
Charles M. Diker
Paul J. Fribourg
Walter L. Harris
Susan P. Peters

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has ever been an officer or employee of Loews, or is a participant in a transaction disclosed, or required to be disclosed, under the heading "Transactions with Related Persons," on page 17. None of our executive officers serves as a member of the compensation committee or board of directors of any entity that has an executive officer serving on our Compensation Committee or as a director of the company.

2023 Executive Compensation Tables

2023 Summary Compensation Table

The following table shows information for the years indicated regarding the compensation of our named executive officers for services in all capacities to us and our subsidiaries.

Year	Salary	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3]	All Other Compensation	SEC Total	SEC Total Without Change in Pension Value[4]
James S. Tisch President and Chief Executive Officer, Office of the President							
2023	$975,000	$1,000,000	$4,475,000	$153,220	$315,117[5]	$6,918,337	$6,765,117
2022	975,000	1,000,000	4,150,000	0	314,183	6,439,183	6,439,183
2021	975,000	900,000	3,950,000	0	294,523	6,119,523	6,119,523
Jane J. Wang Senior Vice President and Chief Financial Officer							
2023	784,616	800,000	1,650,000	101,157	128,731[6]	3,464,504	3,363,347
2022	545,230	500,000	1,400,000	0	85,512	2,530,742	2,530,742
Jonathan M. Tisch Office of the President, Loews Corporation, and Executive Chairman, Loews Hotels							
2023	975,000	1,000,000	2,400,000	180,108	278,902[7]	4,834,010	4,653,902
2022	975,000	1,000,000	3,393,000	0	275,714	5,643,714	5,643,714
2021	975,000	900,000	3,225,000	0	264,741	5,364,741	5,364,741
Kenneth I. Siegel Senior Vice President							
2023	975,000	800,000	4,100,000	102,964	270,750[8]	6,248,714	6,145,750
2022	975,000	800,000	4,050,000	78,344	247,000	6,150,344	6,072,000
2021	975,000	710,000	3,600,000	58,580	246,250	5,589,830	5,531,250
Richard W. Scott Senior Vice President and Chief Investment Officer							
2023	950,000	800,000	2,650,000	83,199	188,500[9]	4,671,699	4,588,500
2022	950,000	800,000	2,430,000	64,184	180,750	4,424,934	4,360,750

(1) These amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of PRSUs granted pursuant to our Incentive Compensation Plan.

(2) These amounts represent awards under our Incentive Compensation Plan for the years indicated, which were paid to the named executive officers in February of the following years.

(3) These amounts represent the actuarial increase, if any, in the present value of retirement benefits of each named executive officer under our retirement plans and, with respect to James S. Tisch and Jonathan M. Tisch, supplemental retirement agreements as of December 31, 2023, 2022 and 2021 over the value of those benefits as of December 31, 2022, 2021 and 2020, respectively, all as determined using the same interest rate and other assumptions as those used in our financial statements in those respective years. The changes from year to year primarily represent changes in actuarial pension assumptions. For an estimate of the pension benefits accrued for and which may become payable to the named executive officers and the assumptions used in calculating those amounts, please see the 2023 Pension Benefits table on page 42 of this Proxy Statement.

(4) We have included this column to show how year over year changes in pension value impact total compensation as determined under SEC rules. The amounts reported in this column are calculated by subtracting the amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column from the amounts reported in the table's SEC Total column. The amounts reported in this column in some cases differ substantially from, and are not a substitute for, the amounts reported in the table's SEC Total column. To determine our named executive officers, we have used the amounts in the SEC Total column.

(5) All Other Compensation for 2023 for James S. Tisch includes: (a) $239,750, representing our contributions under our Deferred Investment Plan for 2023; (b) $33,000, representing our contributions under our Employee Savings Plan for 2023; (c) $31,564, representing the portion of the expense of a car and driver that is attributable to Mr. Tisch's personal use during 2023, which personal portion is determined based on the amount of car miles and driver hours that were associated with such personal use as compared to the total car miles and driver hours for the year; (d) $7,803 representing the aggregate incremental cost of discounted hotel rooms granted by Loews Hotels & Co to Mr. Tisch or his family in connection with personal travel during 2023, which is calculated as the difference between the market value of the rooms occupied by Mr. Tisch or his family and the price paid for such rooms; and (e) $3,000, representing additional cash compensation paid or applied to the cost of benefit choices under our flexible benefits plan, which may include premiums for medical, dental, vision, life and disability insurance policies, for 2023.

(6) All Other Compensation for 2023 for Jane J. Wang includes: (a) $92,731, representing our contributions under our Deferred Investment Plan for 2023; (b) $33,000, representing our contributions under our Employee Savings Plan for 2023; and (c) $3,000, representing additional cash compensation paid or applied to the cost of benefit choices under our flexible benefits plan, which may include premiums for medical, dental, vision, life and disability insurance policies, for 2023.

(7) All Other Compensation for 2023 for Jonathan M. Tisch includes: (a) $221,700, representing our contributions under our Deferred Investment Plan for 2023; (b) $13,200, representing our contributions under our Employee Savings Plan for 2023; (c) $41,002, representing the portion of the expense of a car and driver that is attributable to Mr. Tisch's personal use during 2023, which personal portion is determined based on the amount of car miles and driver hours that were associated with such personal use as compared to the total car miles and driver hours for the year; and (d) $3,000, representing additional cash compensation paid or applied to the cost of benefit choices under our flexible benefits plan, which may include premiums for medical, dental, vision, life and disability insurance policies, for 2023.

(8) All Other Compensation for 2023 for Kenneth I. Siegel includes: (a) $234,750, representing our contributions under our Deferred Investment Plan for 2023; (b) $33,000, representing our contributions under our Employee Savings Plan for 2023; and (c) $3,000, representing additional cash compensation paid or applied to the cost of benefit choices under our flexible benefits plan, which may include premiums for medical, dental, vision, life and disability insurance policies, for 2023.

(9) All Other Compensation for 2023 for Richard W. Scott includes: (a) $152,500, representing our contributions under our Deferred Investment Plan for 2023; (b) $33,000, representing our contributions under our Employee Savings Plan for 2023; and (c) $3,000, representing additional cash compensation paid or applied to the cost of benefit choices under our flexible benefits plan, which may include premiums for medical, dental, vision, life and disability insurance policies, for 2023.

NARRATIVE DISCUSSION OF SUMMARY COMPENSATION TABLE

For more information about the components of compensation reported in the Summary Compensation Table or any of the tables in "Compensation Plans" starting on page 39, including performance-based conditions and vesting schedule, please read the "Compensation Discussion and Analysis" beginning on page 22.

Compensation Plans

The following table shows information regarding awards granted to each of our named executive officers under our Incentive Compensation Plan during 2023.

2023 GRANTS OF PLAN-BASED AWARDS

Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Closing Market Price on Date of Grant	Grant Date Fair Value of Stock and Options Awards
	Target	Maximum	Threshold	Target	Maximum		
James S. Tisch							
2/6/23			8,258	16,516	16,516	$61.44	$1,000,000
2/6/23	$4,475,000	$5,500,000					
Jane J. Wang							
2/6/23			6,606.5	13,213	13,213	61.44	800,000
2/6/23	1,650,000	2,500,000					
Jonathan M. Tisch							
2/6/23			8,258	16,516	16,516	61.44	1,000,000
2/6/23	2,400,000	3,250,000					
Kenneth I. Siegel							
2/6/23			6,606.5	13,213	13,213	61.44	800,000
2/6/23	4,100,000	5,000,000					
Richard W. Scott							
2/6/23			6,606.5	13,213	13,213	61.44	800,000
2/6/23	2,650,000	3,500,000					

(1) These amounts represent target and maximum awards established under our Incentive Compensation Plan. The actual amount of each award earned and authorized for payment by our Compensation Committee in February 2024 is included in the 2023 Summary Compensation Table above under the heading "Non-Equity Incentive Plan Compensation." Cash awards under our Incentive Compensation Plan are not subject to thresholds, but instead consist of an amount equal to a proportion of that percentage of our performance-based income established by our Compensation Committee as our annual performance goal, subject to the target and maximum amounts set forth on the table above. Please read our "Compensation Discussion and Analysis" under the heading "Compensation Program Structure and Process — Cash Incentive Compensation Awards," on page 26, for more information concerning cash awards under our Incentive Compensation Plan.

(2) These amounts represent threshold, target and maximum awards of PRSUs granted under our Incentive Compensation Plan. The actual grant date fair value computed in accordance with FASB ASC Topic 718 of each award authorized for issuance by our Compensation Committee in February 2023 is included in the 2023 Summary Compensation Table above under the heading "Stock Awards." Please read our "Compensation Discussion and Analysis" under the heading "Compensation Program Structure and Process — Performance-Based Stock-Based Awards," on page 30, for more information concerning equity awards under our Incentive Compensation Plan.

The following tables show information regarding SARs granted to each of our named executive officers under our Stock Option Plan and PRSUs granted to each of our named executive officers under our Incentive Compensation Plan that were outstanding as of December 31, 2023.

2023 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option/SAR Awards[1]			Stock Awards[2]			
Number of Securities Underlying Unexercised Options/SARs Exercisable	Number of Securities Underlying Unexercised Options/SARs Unexercisable	Options/SAR Exercise Price	Options/SAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
James S. Tisch							
15,000	0	40.46	01/09/25				
15,000	0	40.61	01/09/25				
15,000	0	38.46	01/09/25				
15,000	0	35.52	01/09/25				
				26,039	$1,812,054	16,516	$1,149,348
Jane J. Wang							
				11,420	794,718	13,213	919,493
Jonathan M. Tisch							
15,000	0	46.58	01/14/24				
15,000	0	43.37	01/14/24				
15,000	0	43.83	01/14/24				
15,000	0	41.98	01/14/24				
15,000	0	40.46	01/09/25				
15,000	0	40.61	01/09/25				
15,000	0	38.46	01/09/25				
15,000	0	35.52	01/09/25				
				26,039	1,812,054	16,516	1,149,348
Kenneth I. Siegel							
				20,724	1,442,183	13,213	919,493
Richard W. Scott							
				20,724	1,442,183	13,213	919,493

(1) Each SAR award reported above vested and became exercisable with respect to 25% of its underlying securities per year over the first four years of its term and commenced vesting nine years prior to the expiration date reported for such SAR award.

(2) PRSU awards vest 50% on the second anniversary and 50% on the third anniversary of their grant date. As of December 31, 2023: (i) PRSUs granted on February 8, 2021 and February 7, 2022 were no longer subject to a performance condition and are therefore reported in the first two columns under Stock Awards; and (ii) PRSUs granted on February 6, 2023 were subject to a performance condition and are therefore reported in the last two columns under Stock Awards.

The following table shows information regarding the exercise of SARs granted under our Stock Option Plan and RSUs vested under our Incentive Compensation Plan for our named executive officers during 2023.

2023 OPTION EXERCISES AND STOCK VESTED

Name	Option/SAR Awards		Stock/RSU Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
James S. Tisch	20,363	$1,354,343	18,074[1]	$1,125,662[1]
Jane J. Wang	0	0	6,024	375,179
Jonathan M. Tisch	14,467	844,728	18,074	1,125,662
Kenneth I. Siegel	0	0	14,258	887,999
Richard W. Scott	20,576	1,270,952	14,258	887,999

(1) James S. Tisch deferred receipt of 100% of the RSU awards that vested in 2023. His deferral election provided that, to the extent such awards vest, receipt of the shares of common stock underlying those RSUs would occur upon the earlier of: (i) a date selected by him (January 2, 2053); (ii) his separation from service (as defined in Section 409A of the Internal Revenue Code); and (iii) a change in control (as defined in Section 409A).

Pension Plans

Prior to 2020, we provided a funded, tax qualified, non-contributory retirement plan for certain employees, including our named executive officers (our "Qualified Retirement Plan"). Benefits under tax qualified plans are subject to limitations under the Internal Revenue Code. Accordingly, we also provided an unfunded, nonqualified, non-contributory retirement plan (our "Benefit Equalization Plan") which provided for benefits that otherwise were not available due to these limitations. Effective December 31, 2019, these plans were frozen, and participants no longer accrued benefits, other than interest credits on accrued balances at a rate determined annually for all participants. Effective December 31, 2022, the Qualified Retirement Plan was terminated. During 2023, our named executive officers received lump-sum distributions of their accumulated benefit under the Qualified Retirement Plan as shown in the table below. The Benefit Equalization Plan was not impacted by the termination of the Qualified Retirement Plan, and participants' accounts continue to receive interest credits on their accrued balances.

We also maintain supplemental retirement accounts for James S. Tisch and Jonathan M. Tisch under supplemental retirement agreements with each of these individuals ("Supplemental Benefit"). We credit each nominal account annually with the interest credit used for our Benefit Equalization Plan. Upon retirement, each of these officers will receive the value of his account in the form of an annuity or, subject to certain conditions, in a single lump-sum payment.

The following table shows information regarding pension benefits accrued for and paid to each of our named executive officers as of December 31, 2023.

2023 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
James S. Tisch	Qualified Retirement Plan	42	$ 0	$1,402,475[2]
	Benefit Equalization Plan	42	21,801,539	0
	Supplemental Benefit		1,621,969	0
Jane J. Wang	Qualified Retirement Plan	13	0	145,496[2]
	Benefit Equalization Plan	13	258,184	0
Jonathan M. Tisch	Qualified Retirement Plan	40	0	1,177,497[2]
	Benefit Equalization Plan	40	17,546,018	0
	Supplemental Benefit		1,621,969	0
Kenneth I. Siegel	Qualified Retirement Plan	10	0	107,036[2]
	Benefit Equalization Plan	10	2,707,662	0
Richard W. Scott	Qualified Retirement Plan	10	0	107,036[2]
	Benefit Equalization Plan	10	2,179,794	0

(1)   Assumes: (a) benefit commencement at (i) a normal retirement date age of 65 for Jane J. Wang and (ii) current age for Richard W. Scott, Kenneth I. Siegel, James S. Tisch and Jonathan M. Tisch; (b) a discount rate of 5.0% for the Benefit Equalization Plan and Supplemental Benefit; and (c) interest credits for 2023 and future years of 4.5% for the Benefit Equalization Plan and Supplemental Benefit. Other interest rate and mortality rate assumptions used are consistent with those used in our financial statements.

(2)   Represents lump sum distribution of accumulated benefit under the Qualified Retirement Plan in connection with the plan termination described above.

Nonqualified Deferred Compensation

Employees whose cash compensation (base salary and bonus) exceeds the annual IRS compensation limit for 401(k) plans ($330,000 in 2023) are eligible to defer up to 75% of their base salary and 100% of their bonus on a tax-deferred basis under our Deferred Investment Plan. By annual election, a participant chooses the amount to be deferred, the duration of the deferral and whether to receive distributions of deferred amounts in a single payment or in equal annual installments over a period of up to 15 years. In addition, we make annual contributions to the accounts of eligible employees equal to 5% of the participant's annual cash compensation that exceeds the annual IRS compensation limit for 401(k) plans. Deferred account balances may be allocated by participants among a number of investment funds available under the plan.

The Deferred Investment Plan is a nonqualified, unfunded plan under the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (ERISA); however, we have established a "rabbi" trust to provide a source of funds (subject to the claims of our creditors), which is administered by an independent financial institution as trustee.

In addition to deferrals of cash compensation, employees who receive RSU awards are eligible to defer receipt of up to 100% of the stock underlying such awards, to the extent earned and vested, until the earlier of: (i) a date selected by the employee; (ii) the employee's separation from service (as defined in Section 409A of the Internal Revenue Code); and (iii) a change in control (as defined in Section 409A).

The following tables show information for 2023 regarding nonqualified deferred compensation for our named executive officers.

DEFERRED CASH COMPENSATION

Name	Executive Contributions in Last Fiscal Year[1]	Company Contributions in Last Fiscal Year[1]	Aggregate Earnings in Last Fiscal Year[2]	Aggregate Withdrawals/ Distributions[3]	Aggregate Balance at Last Fiscal Year-End[4]
James S. Tisch	$ 0	$239,750	$34,190	$5,634	$715,273
Jane J. Wang	0	92,731	41,694	116,555	279,023
Jonathan M. Tisch	0	221,700	31,415	5,210	657,289
Kenneth I. Siegel	0	234,750	56,300	5,517	624,207
Richard W. Scott	2,548,835	152,500	1,218,113	3,584	7,985,929

(1) Amounts included in Executive Contributions in Last Fiscal Year and Company Contributions in Last Fiscal Year are reported as compensation in the 2023 Summary Compensation Table.

(2) Pursuant to applicable SEC rules, amounts included in Aggregate Earnings in Last Fiscal Year are not reported as compensation in the 2023 Summary Compensation Table as they were not accrued at an above-market interest rate.

(3) Includes deductions taken from Company Contributions in Last Fiscal Year to satisfy employment tax withholding obligations.

(4) The following amounts included in Aggregate Balance at Last Fiscal Year End were reported as compensation in Summary Compensation Tables for prior years: (i) $690,375 for James S. Tisch; (ii) $52,012 for Jane J. Wang; (iii) $634,425 for Jonathan M. Tisch; (iv) $636,625 for Kenneth I. Siegel; and (v) $2,484,677 for Richard W. Scott. Amounts included in Executive Contributions in Last Fiscal Year and Company Contributions in Last Fiscal Year are not reflected in the Aggregate Balance at Last Fiscal Year-End because they were not credited to participants' accounts until early 2024.

DEFERRED EQUITY COMPENSATION

Name	Executive Contributions in Last Fiscal Year[1]	Company Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year[2]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year-End[3]
James S. Tisch	$1,125,662	$0	$673,553	$0	$4,561,101

(1) Represents the value of prior year RSU awards that vested during 2023 for which receipt of the stock underlying such awards was deferred. These awards were reported as compensation in Summary Compensation Tables for prior years.

(2) Represents stock price appreciation, dividends and interest on previously vested deferred RSUs. These amounts are not reported as compensation in the 2023 Summary Compensation Table as they were not accrued at an above-market interest rate.

(3) $3,150,000 included in Aggregate Balance at Last Fiscal Year-End was reported as compensation in Summary Compensation Tables for prior years.

Pay Versus Performance

The following table shows information for the years indicated regarding the compensation of our named executive officers and certain metrics related to our performance.

| Year[1] | Summary Compensation Table Total for PEO | Compensation Actually Paid to PEO[2] | Average Summary Compensation Table Total for non-PEO Named Executive Officers | Average Compensation Actually Paid to non-PEO Named Executive Officers[2] | Value of Initial Fixed $100 Investment Based On: | | Net Income (millions) | Performance-Based Income (millions)[5] |
					Total Shareholder Return[3]	Peer Group Total Shareholder Return[4]		
2023	$6,918,337	$7,276,014	$4,804,732	$5,086,696	$153.46	$154.87	$1,434	$1,601
2022	6,439,183	6,487,578	4,516,160	4,506,675	123.10	146.31	822	1,159
2021	6,119,523	6,727,729	5,413,003	5,925,474	121.37	119.40	1,562	1,211
2020	6,966,163	5,478,288	5,744,315	4,951,701	86.31	86.28	(931)	836

(1) Reported compensation amounts for 2023 are based on James S. Tisch as the principal executive officer ("PEO") and Jane J. Wang, Jonathan M. Tisch, Kenneth I. Siegel and Richard W. Scott as the non-PEO name executive officers ("non-PEO NEOs"). Reported compensation amounts for 2022 are based on James S. Tisch as the PEO and David B. Edelson, Jane J. Wang, Jonathan M. Tisch, Kenneth I. Siegel and Richard W. Scott as the non-PEO NEOs. Reported compensation amounts for 2021 and 2020 are based on James S. Tisch as the PEO and David B. Edelson, Andrew H. Tisch, Jonathan M. Tisch and Kenneth I. Siegel as the non-PEO NEOs.

(2) "Compensation actually paid" is the total Summary Compensation Table compensation, adjusted in accordance with applicable SEC rules as set forth in the following table. The amounts set forth for the non-PEO NEOs are averages of the adjustments.

Adjustment		PEO		Non-PEO NEOs
Deduction of the aggregate change in the actuarial present value of the named executive officer's accumulated benefit under all defined benefit and actuarial pension plans reported in the Summary Compensation Table	2023	$ (153,220)	2023	$(116,857)
	2022	0	2022	(46,198)
	2021	0	2021	(31,535)
	2020	(1,169,051)	2020	(507,447)
Deduction of the amounts reported in the Summary Compensation Table in respect of all stock awards	2023	(1,000,000)	2023	(850,000)
	2022	(1,000,000)	2022	(700,000)
	2021	(900,000)	2021	(805,000)
	2020	(900,000)	2020	(805,000)
Addition of the fair value as of the end of the year of all stock awards granted during the year that were outstanding and unvested as of the end of the year	2023	1,149,349	2023	976,957
	2022	959,353	2022	671,518
	2021	1,108,068	2021	991,104
	2020	763,674	2020	683,065
Addition of the change as of the end of the year (from the end of the prior year) in fair value (whether positive or negative) of stock awards granted in any prior year that were outstanding and unvested as of the end of the year	2023	293,199	2023	222,123
	2022	15,770	2022	9,181
	2021	335,839	2021	216,430
	2020	(211,423)	2020	(189,103)
Addition of the change as of the vesting date (from the end of the prior year) in fair value (whether positive or negative) of any stock awards granted in any prior year for which all applicable vesting conditions were satisfied as of the end of or during the year	2023	68,349	2023	49,741
	2022	73,272	2022	56,014
	2021	64,299	2021	141,472
	2020	28,925	2020	25,871

(3) Total shareholder return ("TSR") is calculated in accordance with applicable SEC rules. For calculation purposes, the measurement period is the period from the market close on the last trading day before 2020 through and including the end of 2023.

(4) This column represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. For all years presented in the table, the peer group consists of the following companies: Berry Global, Inc., Chubb Limited, Diamond Rock Hospitality Company, Enbridge Inc., Energy Transfer LP, Kinder Morgan, Inc. Ryman Hospitality Properties, Inc. Silgan Holdings Inc., Sunstone Hotel Investors, Inc., The Hartford Financial Services Group, Inc., The Travelers Companies, Inc., W.R. Berkley Corporation and Xenia Hotels & Resorts, Inc.

(5) Performance-based income is defined in our Incentive Compensation Plan as our consolidated net income as adjusted by the Compensation Committee under the terms of our Incentive Compensation Plan. More information about performance-based income, including a description of the adjustments to net income made by the Compensation Committee to determine performance-based income, is provided under "Compensation Program Structure and Process" beginning on page 25.

DISCUSSION OF PAY VERSUS PERFORMANCE TABLE

The following graphs show the relationships between compensation actually paid to the PEO and the average compensation actually paid to the non-PEO NEOs and certain performance metrics during the years covered by the Pay Versus Performance Table.







The following table shows the financial performance measures we use to link compensation actually paid to our named executive officers to our performance.

Financial Performance Measures
Performance-Based Income
Performance-Based Income per Share

CEO Pay Ratio

Under SEC rules established pursuant to the Dodd-Frank Act, we are required to disclose the ratio of pay of our Chief Executive Officer to that of our median employee, as defined under those rules, excluding our Chief Executive Officer.

The median employee used for 2023 is the same employee used for our 2022 pay ratio disclosure as we believe there have been no changes in our employee population or employee compensation arrangements since the date that employee was identified that would significantly impact our pay ratio disclosure. The employee was identified using a determination date of December 31, 2022. Under the SEC rules, our employee population as of that date included approximately 17,575 employees from Loews Corporation and our consolidated subsidiaries — CNA, Boardwalk Pipelines and Loews Hotels. We identified the median employee from this employee population using a compensation measure that incorporated base salary, overtime and any bonuses paid for 2022. For employees hired during 2022, their compensation was annualized to reflect a full year of wages. International employees' pay was converted to US dollar equivalents using the average of the exchange rates from January 1, 2022 and December 31, 2022.

For 2023, the annual total compensation of our Chief Executive Officer, which is equal to the total compensation amount reflected in the Summary Compensation Table above, and the median employee from the employee population determined under the SEC rules is $6,918,337 and $65,779, respectively. This results in a CEO pay ratio estimate of 105:1. Given the numerous different methodologies, assumptions, adjustments and estimates that companies may apply as permitted under SEC rules, this information may not be an appropriate basis for comparison between different companies.

Proposal No. 3: Ratification of the Appointment of Our Independent Auditors

Our Audit Committee is directly responsible for the appointment, compensation and oversight of the independent external audit firm retained to audit our financial statements and the audit fee negotiations associated with their retention. Our Audit Committee has selected Deloitte & Touche LLP to serve as our independent auditors for 2024. The Audit Committee regularly evaluates the performance of our independent auditors to determine if it is engaging a firm it believes is well positioned to serve the company and its shareholders. The Audit Committee also periodically considers whether, in order to assure continuing auditor independence, Loews should rotate its independent external audit firm. In conjunction with the mandated rotation of the independent auditors' lead engagement partner, the Audit Committee and its Chairman participate in the selection of each new lead engagement partner. The Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP to serve as Loews's independent external auditor is in the best interests of Loews and its shareholders.

Although it is not required to do so, our Board wishes to submit the selection of Deloitte & Touche LLP for ratification, on an advisory basis, by our shareholders at the Annual Meeting. Even if this selection is ratified by our shareholders at the Annual Meeting, our Audit Committee may at its discretion change the appointment at any time during the year if it determines that such a change would be in the best interests of us and our shareholders. If our shareholders do not ratify the selection of Deloitte & Touche LLP, our Audit Committee will reconsider its selection. Representatives of Deloitte & Touche LLP are expected to be at the Annual Meeting to answer appropriate questions and, if they choose to do so, to make a statement.

Audit Fees and Services

The following table shows fees billed by Deloitte & Touche LLP and its affiliates for professional services rendered to us and our subsidiaries in 2023 and 2022, by category, as described in the notes to the table.

(in thousands)	2023	2022
Audit Fees[1]	$18,843	$17,159
Audit Related Fees[2]	1,032	779
Tax Fees[3]	31	31
All Other Fees[4]	21	10
Total	$19,927	$17,979

(1) Includes the aggregate fees and expenses for the audit of our and our consolidated subsidiaries' annual financial statements and internal control over financial reporting, statutory filings and the reviews of our and their quarterly financial statements.

(2) Includes the aggregate fees and expenses for services that were reasonably related to the performance of the audit or reviews of our and our consolidated subsidiaries' financial statements and not included under "Audit Fees" above, including, principally, audits of employee benefit plans, internal control reviews and due diligence.

(3) Includes the aggregate fees and expenses for tax compliance and tax planning services.

(4) Includes the aggregate fees and expenses for products and services, other than those services described above.

Auditor Engagement Pre-Approval Policy

To assure the continued independence of our independent auditors, currently Deloitte & Touche LLP, our Audit Committee has adopted a policy requiring pre-approval of all audit and non-audit services performed by our independent auditors. Under this policy, our Audit Committee annually pre-approves certain specified recurring services which may be provided by Deloitte & Touche LLP, subject to maximum dollar limitations.

All other engagements for services to be performed by Deloitte & Touche LLP must be specifically pre-approved by our Audit Committee, or the Chairman of our Audit Committee to the extent the Audit Committee has delegated pre-approval authority to the Chairman. Our Audit Committee, or the Chairman of our Audit Committee pursuant to such delegated authority, pre-approves all engagements by us and our consolidated subsidiaries, other than CNA and its subsidiaries, for services of Deloitte & Touche LLP, including all terms and fees. Our Audit Committee has concluded that all these engagements have been compatible with the continued independence of Deloitte & Touche LLP in serving as our independent auditors.

Engagements of Deloitte & Touche LLP by CNA and its subsidiaries are reviewed and approved by the independent audit committee of CNA under pre-approval policies adopted by that committee.

 Our Board recommends a vote **FOR** Proposal No. 3.

Audit Committee Report

The primary role of the Board's Audit Committee is to oversee our financial reporting process and manage our relationship with our independent auditors. For more information about the Audit Committee's responsibilities please see "Board Committees" on page 13. In fulfilling its responsibilities, the Audit Committee has reviewed, and discussed with Loews's management and independent auditors, the company's audited financial statements for the year ended December 31, 2023. The Audit Committee has also discussed with our independent auditors the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees," as adopted and as amended by the Public Company Accounting Oversight Board ("PCAOB").

In addition, the Audit Committee has discussed with the independent auditors their independence in relation to Loews and its management, including the matters in the written disclosures provided to the Audit Committee as required by applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit Committee concerning independence. We have determined that the provision of non-audit services provided by the auditors is compatible with maintaining the auditors' independence. For more information about services provided by our independent auditors, please read "Audit Fees and Services," in Proposal No. 3 on page 47.

The members of the Audit Committee rely without independent verification on the information provided to them by management and the independent auditors and on management's representation that the company's financial statements have been prepared with integrity and objectivity. They do not provide any expert or special assurance as to Loews's financial statements or any professional certification as to the independent auditors' work. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has applied appropriate accounting and financial reporting principles or internal controls and procedures, that the audit of the company's financial statements has been carried out in accordance with generally accepted auditing standards, that Loews's financial statements are presented in accordance with generally accepted accounting principles, or that the company's auditors are in fact "independent."

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023, which has been filed with the Securities and Exchange Commission.

By the Audit Committee:

Walter L. Harris, Chairman
Ann E. Berman   *Joseph L. Bower*
Charles M. Diker   *Paul J. Fribourg*
Jonathan C. Locker

Additional Information

Voting

As of March 19, 2024, the record date for determination of shareholders entitled to notice of and to vote at the Annual Meeting, there were 222,071,589 shares of our common stock outstanding. Each outstanding share of our common stock is entitled to one vote on all matters that may come before the Annual Meeting. All proxies properly voted in accordance with the instructions below prior to the Annual Meeting and not revoked will be voted at the Annual Meeting. You may revoke your proxy at any time before it is exercised by giving notice in writing to our Corporate Secretary, by granting a proxy bearing a later date or by voting in person at the Annual Meeting.

Internet Availability of Proxy Materials. Under Securities and Exchange Commission rules, we have elected to make our proxy materials available to our shareholders over the Internet, rather than mailing paper copies of those materials to each shareholder. We expect to begin mailing an Important Notice Regarding the Availability of Proxy Materials (a "Notice") on or about April 3, 2024. The Notice contains instructions describing how to access our proxy materials and vote shares by the Internet or by telephone. If you receive a Notice only and would like to receive a printed copy of the proxy materials, please follow the instructions printed on the Notice to request that a printed copy be mailed to you.

Voting by Proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods below. Please have your proxy card, voting instruction form or Notice in hand when voting.

- **Internet:** go to *www.proxyvote.com*
- **Telephone:** call 1-800-690-6903
- **Mail:** if you received a paper copy of the proxy materials by mail, you can vote by signing, dating and mailing the proxy card in the enclosed self-addressed envelope

Voting in Person. All shareholders may vote in person at the Annual Meeting. You also may be represented by another person at the Annual Meeting by executing a proper proxy designating that person. If your shares are held in street name, you must obtain a valid legal proxy, executed in your favor, from your broker or other holder of record to be able to vote at the Annual Meeting.

Admittance to the Annual Meeting. The Annual Meeting is open to holders of our common stock. To attend the meeting, you will need to register upon arrival. We may check for your name on our shareholders' list and ask you to produce a valid photo ID. If your shares are held in street name, you should bring your most recent brokerage account statement or other evidence of your share ownership. If we cannot verify that you own our common stock, it is possible that you will not be admitted to the meeting.

Quorum. A quorum will be present at the Annual Meeting if holders of a majority of the issued and outstanding shares of our common stock on the record date are represented at the Annual Meeting in person or by proxy. If a quorum is not present at the Annual Meeting, we expect to postpone or adjourn the Annual Meeting to solicit additional proxies. Abstentions and broker non-votes (as defined below) will be counted as shares present and entitled to vote for the purpose of determining whether a quorum is present.

Broker Non-votes. Shares with respect to which a broker indicates that it does not have authority to vote on a matter will be considered "broker non-votes." Broker non-votes occur on a matter when a bank, broker or other nominee is not permitted by applicable regulatory requirements to vote on that matter without instruction from the owner of the shares and no instruction is given. Absent instructions from you, your broker may vote your shares on the ratification of the appointment of our independent auditors (Proposal No. 3), but may not vote your shares on the election of directors (Proposal No. 1) or the advisory "say-on-pay" vote (Proposal No. 2).

Vote Standard for Election of Directors. In an uncontested election, such as the election to be held at our Annual Meeting (Proposal No. 1), a nominee for director will be elected to the Board by a majority of the votes cast with respect to the nominee. You may vote for any one or more nominees, against any one or more nominees or abstain from voting with respect to any one or more nominees. Shares that are voted to abstain with respect to any one or more nominees and broker non-votes will not be counted as votes cast and, therefore, will have no effect on the outcome of the voting for directors. If an incumbent nominee does not receive a majority of the votes cast in an uncontested election, our by-laws require that director to tender his or her resignation and the Nominating and Governance Committee, or such other committee designated by the Board, to consider whether to accept or reject that resignation. The Board will act on the committee's recommendation and publicly disclose its decision.

Votes Required to Adopt Other Proposals. A majority of the votes cast is required to approve each of the other proposals (Proposals No. 2 and 3) to be voted on at the Annual Meeting. For each such proposal, you may vote for, against or abstain. Shares that are voted to abstain with respect to any one or more of these matters and broker non-votes will not be counted as votes cast and, therefore, will have no effect on the outcome of the voting for these proposals.

Confidentiality. Our Board has adopted a policy of confidentiality regarding the voting of shares. Under this policy, all proxies, ballots and voting tabulations that identify how an individual shareholder has voted at the Annual Meeting will be kept confidential from us, except where disclosure is required by applicable law, a shareholder expressly requests disclosure, or in the case of a contested proxy solicitation. Proxy tabulators and inspectors of election will be employees of Broadridge Financial Solutions, Inc. or another third party and not our employees.

Other Matters

We know of no other matters to be brought before the Annual Meeting. If other matters should properly come before the meeting, proxies will be voted on these matters in accordance with the best judgment of the persons appointed as proxies.

Cost of Proxy Solicitation. We will bear all costs in connection with the solicitation of proxies for the Annual Meeting. We intend to request brokerage houses, custodians, nominees and others who hold our common stock in their names to solicit proxies from the persons who beneficially own the stock, and we will reimburse these brokerage houses, custodians, nominees and others for their out-of-pocket expenses in connection therewith. We have engaged Innisfree M&A Incorporated to solicit proxies for us, at an anticipated cost of approximately $15,000. In addition to the use of the mail, solicitation may be made by Innisfree or our employees by telephone, over the Internet, by e-mail or by other electronic transmission.

Householding. To reduce the expenses of delivering duplicate proxy materials, we may take advantage of the Securities and Exchange Commission's "householding" rules that permit us to deliver only one set of proxy materials to shareholders who share an address, unless otherwise requested. If you share an address with another shareholder and have received only one set of proxy materials, you may request a separate copy of these materials at no cost to you by contacting us at Loews Corporation, Attn: Corporate Secretary, 9 West 57th Street, New York, New York 10019 or at (212) 521-2000. For future annual meetings, you may request separate voting materials, or request that we send only one set of proxy materials to you if you are receiving multiple copies, by calling or writing to us at the phone number and address given above.

Submissions of Nominations or Other Proposals for Our 2025 Annual Meeting

If you wish to propose an individual to be considered by our Nominating and Governance Committee for possible recommendation to our Board as a nominee for election as a director, you should do so by writing to our Corporate Secretary. Your recommendation should include the candidate's name, a brief biographical description, a statement of the candidate's qualifications, a description of any relationship between the candidate and the recommending shareholder or Loews and the candidate's signed consent to serve as a director, if elected. Our Nominating and Governance Committee requests that any recommendations for director nominees for our 2025 annual meeting of shareholders be received no later than October 1, 2024.

If you wish to nominate an individual for election as a director at our 2025 annual meeting of shareholders, you must provide us written notice of your intention to do so addressed to our Corporate Secretary. Your notice must provide certain information, representations and agreements, including the candidate's signed consent to serve as a director, if elected, as set forth in our by-laws. We must receive your notice, together with the required information, no earlier than January 14, and no later than February 13, 2025. In addition, to comply with the universal proxy rules, dissident shareholders must also provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act (including a statement that such shareholder intends to solicit the holders of shares representing at least 67% of the voting power of the Company's shares of common stock entitled to vote on the election of directors in support of director nominees other than the Company's nominees) no earlier than January 14, and no later than February 13, 2025.

If you wish to submit any other proposal for our 2025 annual meeting of shareholders, you must also provide us written notice of your intention to do so addressed to our Corporate Secretary. For proposals that you would like to be included in our proxy materials under Rule 14a-8 under the Exchange Act, your proposal must be received by us not later than December 4, 2024 and otherwise comply with the rules and procedures set forth in Rule 14a-8. For other proposals that would not be included in our proxy materials, we must receive your proposal no earlier than January 14, and no later than February 13, 2025 and your proposal must be accompanied by certain information, representations and agreements as set forth in our by-laws.

Communicating with Our Board

If you or any other interested party wishes to communicate directly with our lead director, other directors or our Board as a whole, you or the other interested party may do so by writing to our Corporate Secretary. Communications will be delivered to the director or directors to whom they are addressed unless the Corporate Secretary determines that a communication is a business solicitation or advertisement, requests general information about us or is otherwise inappropriate.

You should address all communications directed to our Corporate Secretary regarding the matters discussed in this Proxy Statement to Loews Corporation, 9 West 57th Street, New York, New York, 10019, Attention: Marc A. Alpert, Corporate Secretary.

By order of the Board of Directors,

Marc A. Alpert

Senior Vice President, General Counsel and Secretary
Dated: April 3, 2024

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